UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: August 7, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Basel III Pillar 3 disclosure for UBS Group AG and significant regulated subsidiaries and sub-groups as of 30 June 2018, which appears immediately following this page.

30 June 2018 Pillar 3 report

UBS Group and significant regulated subsidiaries and sub-groups

Table of contents
Introduction and basis for preparation

UBS Group AG consolidated
6	Section 1	Risk-weighted assets
10	Section 2	Credit risk
24	Section 3	Counterparty credit risk
30	Section 4	Securitizations
35	Section 5	Market risk
39	Section 6	Going and gone concern requirements and eligible capital
46	Section 7	Leverage ratio
49	Section 8	Liquidity coverage ratio
51	Section 9	Requirements for global systemically important banks and related indicators

Significant regulated subsidiaries and sub-groups
54	Section 1	Introduction
54	Section 2	UBS AG standalone
57	Section 3	UBS Switzerland AG standalone
62	Section 4	UBS Limited standalone
63	Section 5	UBS Americas Holding LLC consolidated

Contacts

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Office of the Group Company Secretary

The Group Company Secretary receives inquiries on compensation and related issues addressed to members of the Board of Directors.

UBS Group AG, Office of the
Group Company Secretary
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Hotline +41-44-235 6652
Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team,
a unit of the Group Company Secretary Office, is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
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Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2018. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Introduction and basis for preparation

Introduction and basis for preparation

Introduction and basis for preparation

Scope and location of Basel III Pillar 3 disclosures

The Basel III capital adequacy framework consists of three complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market, operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 requires banks to publish a range of disclosures, mainly covering risk, capital, leverage, liquidity and remuneration.

This report provides Pillar 3 disclosures for UBS Group AG on a consolidated basis, as well as prudential key figures and regulatory information for our significant regulated subsidiaries and sub-groups. These Pillar 3 disclosures are supplemented by specific additional requirements of the Swiss Financial Market Supervisory Authority (FINMA) and voluntary disclosures on our part.

As UBS is considered a systemically relevant bank (SRB) under Swiss banking law, UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable to Swiss SRBs on a consolidated basis. Capital information as of 30 June 2018 for UBS Group AG consolidated is provided in the “Capital management” section of our second quarter 2018 report under “Quarterly reporting” at www.ubs.com/investors.  Capital and other regulatory information as of 30 June 2018 for UBS AG consolidated is provided in the UBS AG second quarter 2018 report under “Quarterly reporting” at www.ubs.com/investors.

We are also required to disclose certain regulatory information for our significant regulated subsidiaries and sub-groups, including UBS AG, UBS Switzerland AG and UBS Limited, each on a standalone basis, as well as UBS Americas Holding LLC on a consolidated basis. This information is provided under “Significant regulated subsidiaries and sub-groups” in this report.

Local regulators may also require publication of Pillar 3 information at a subsidiary or sub-group level. Where applicable, these local disclosures are provided under “Holding company and significant regulated subsidiaries and sub-groups” at www.ubs.com/investors.

Significant BCBS and FINMA capital adequacy, liquidity and funding and related disclosure requirements

This report has been prepared in accordance with FINMA Pillar 3 disclosure requirements (FINMA Circular 2016 / 01 “Disclosure – banks”), the underlying Basel Committee on Banking Supervision (BCBS) guidance (“Revised Pillar 3 disclosure requirements”) issued in January 2015 and related “Frequently asked questions on the revised Pillar 3 disclosure requirements” issued in August 2016. The legal entities UBS AG and UBS Switzerland AG are subject to standalone capital adequacy, liquidity and funding and disclosure requirements defined by FINMA. This information is provided under “Significant regulated subsidiaries and sub-groups” in this report.

Changes to significant BCBS and FINMA capital adequacy, liquidity and funding and related disclosure requirements

Changes to Pillar 1 requirements

Effective 1 January 2018, we became subject to the revised Basel III securitization framework for securitization exposures in the banking book, which had an immaterial effect on our risk-weighted assets (RWA). Related changes to Pillar 3 disclosure requirements are described below.

Changes to IFRS impacting Pillar 1

Effective 1 January 2018, we adopted IFRS 9, Financial Instruments for UBS Group AG and UBS AG on a consolidated basis.

The related FINMA guidance for the regulatory treatment of accounting provisions was issued on 16 July 2018, with an effective date of 1 January 2019. Our calculations as of 30 June 2018 are based on the FINMA consultation paper. We expect to implement any changes related to the final FINMA guidance by the effective date of 1 January 2019. The implementation of IFRS9 resulted in a reduction of Basel III common equity tier 1 (CET1) capital as of 1 January 2018 by approximately CHF 0.3 billion and an increase of RWA by approximately CHF 0.7 billion.

→   Refer to the “Recent developments” section starting on page 4 and “Note 1 Basis of accounting” in the “Consolidated financial statements” section starting on page 76 of our first quarter 2018 report and “Note 19 Transition to IFRS 9 as of 1 January 2018” in the “Consolidated financial statements” section starting on page 113 of our second quarter 2018 report available under “Quarterly reporting” at www.ubs.com/investors  for more information on the adoption of IFRS 9

In addition, the implementation of IFRS 9, Financial Instruments resulted in the following design and calculation changes to our semi-annual Pillar 3 disclosures, which are also outlined in footnotes or narrative text to the relevant tables:

(a) Allowances and impairments included in “CR1: Credit quality of assets” and Provisions included in “CR6: IRB – Credit risk exposures by portfolio and PD range” as of 30 June 2018 reflect expected credit loss allowances and provisions related to stages 1–3. Comparative numbers as of 31 December 2017 are based on the incurred loss model of IAS 39, Financial Instruments: Recognition and Measurement and are largely comparable to the IFRS 9 stage 3 allowances and provisions;

(b) the definitions of the FINMA-defined Pillar 3 credit risk exposure categories “Loans” and “Debt securities” have been updated to reflect the new IFRS balance sheet structure under IFRS 9; and

(c) RWA included in “CR10: IRB (equities under the simple risk weight method)” increased primarily due to the transition effect of IFRS 9, as a result of the reclassification of equity instruments from the IAS 39 category financial assets available for sale to the IFRS 9 category fair value through profit or loss, as unrealized gains on such instruments (previously deducted from Basel III CET1 capital) were added back to the exposure at default for the purpose of the RWA calculation.

Changes to Pillar 3 disclosure requirements

The tables “SEC3: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor” and “SEC4: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as investor” have been modified to reflect changes to the revised securitization framework.

Significant BCBS and FINMA requirements to be adopted in the second half of 2018 or later

Information on BCBS and FINMA requirements to be adopted in the second half of 2018 or later is provided the “Introduction and basis for preparation” section on pages 2–3 of our 31 December 2017 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups under “Pillar 3 disclosures” at www.ubs.com/investors. Outlined below are significant developments related to BCBS and FINMA requirements, which are to be adopted by UBS or are applicable to UBS, that have occurred in the first half of 2018 on either new requirements, or on requirements described in previous Pillar 3 reports.

Changes to Pillar 1 requirements

On 16 July 2018, FINMA issued revised circulars mainly on

–   credit risk (FINMA Circular 2017/07 “Credit risk – banks”) to incorporate Frequently asked questions (FAQ) on the standardized approach for counterparty credit risk (SA-CCR), and

–   leverage ratio (FINMA Circular 2015/03 “Leverage ratio – banks”) to allow early adoption of modified SA-CCR rules in line with the BCBS Basel III finalization of the capital framework issued in December 2017 before 1 January 2020.

Changes to Pillar 3 disclosure requirements

In March 2017, the BCBS issued the “Pillar 3 disclosure requirements – consolidated and enhanced framework,” which represents the second phase of the BCBS review of the Pillar 3 disclosure framework and builds on the revisions to the Pillar 3 disclosure requirements published in January 2015. On 16 July 2018, FINMA issued a revised Circular 2016 / 01 “Disclosure – banks” including the aforementioned second phase revisions, which requires banks to gradually implement the requirements from 31 December 2018 onwards.

Significant BCBS and FINMA consultation papers

A consultation on the BCBS’s market risk standard (Fundamental Review of the Trading Book (FRTB)), previously finalized in 2016 but not yet in effect, ended in June 2018. Certain elements of the 2016 FRTB rules are likely to be revised by the BCBS based on the consultation. The probable revisions, while they may provide some relief compared with the 2016 version, would likely continue to lead to an increase in market risk RWA as previously highlighted.

The final standard is expected to be announced by the end of 2018 and expected to be in effect starting 1 January 2022.

→   Refer to the “Capital Management” section on pages 183–198 of our Annual Report 2017 for more information on estimated RWA increases

Further to the finalization of the Basel III reforms, BCBS issued a consultation paper on its updated Pillar 3 disclosure requirements in February 2018. This consultation complements the first and second phases of the revised Pillar 3 disclosure requirements published earlier. The implementation deadline is expected to be in line with the overall finalization of the Basel III reforms, which will take effect from 1 January 2022.

2018 CCAR results on UBS Americas Holding LLC

In June 2018, the Federal Reserve Board released the results of its Comprehensive Capital Analysis and Review (CCAR) and did not object to UBS Americas Holding LLC’s capital plan.

Frequency and comparability of Pillar 3 disclosures

FINMA has specified the reporting frequency for each disclosure, as outlined in the table on pages 4–5 of our 31 December 2017 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups. We generally provide 31 December 2017 quantitative comparative information for all disclosures. Depending on the FINMA-specified disclosure frequency, we provide additional quantitative prior period information:

–   For quarterly disclosures on movements related to RWA for credit risk, counterparty credit risk and market risk, we provide additional comparative information for the first quarter of 2018.

–   For all other quarterly disclosures where movement explanation is required by FINMA in case of material changes, we provide 31 March 2018 comparative information, in addition to the 31 December 2017 information.

–   For disclosures on significant regulated subsidiaries and sub-groups, we provide 31 March 2018 comparative information, in addition to the 31 December 2017 information.

Where required, movement commentary is aligned with the corresponding disclosure frequency required by FINMA and always refers to the latest comparative period. Throughout this report, signposts are displayed at the beginning of a section, table or chart – Semiannual | Quarterly | – indicating whether the disclosure is provided semiannually or quarterly. A triangle symbol – p  p  – indicates the end of the signpost.

→   Refer to the 31 March 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups under “Pillar 3 disclosures” at www.ubs.com/investors  for more information on previously published quarterly movement commentary

UBS Group AG consolidated

UBS Group AG consolidated

Section 1  Risk-weighted assets

Our approach to measuring risk exposure and risk-weighted assets

Depending on the intended purpose, the measurement of risk exposure that we apply may differ. Exposures may be measured for financial accounting purposes under International Financial Reporting Standards (IFRS), for deriving our regulatory capital requirement or for internal risk management and control purposes. Our Pillar 3 disclosures are generally based on measures of risk exposure used to derive the regulatory capital required under Pillar 1. Our risk-weighted assets (RWA) are calculated according to the Basel Committee on Banking Supervision (BCBS) Basel III framework, as implemented by the Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council and by the associated circulars issued by the Swiss Financial Market Supervisory Authority (FINMA).

For information on the measurement of risk exposures and RWA, refer to pages 8–10 of the 31 December 2017 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups under “Pillar 3 disclosures” at www.ubs.com/investors.

Effective 1 January 2018, we became subject to the revised Basel III securitization framework, which changed the calculation method for securitization exposures in the banking book, as outlined below.

Category	Definition of risk	Regulatory risk exposure	Risk-weighted assets (RWA)
III. Securitization exposures in the banking book
Securitization exposures in the banking book	Exposures arising from traditional and synthetic securitizations held in our banking book. Refer to section 4 Securitizations.	The IFRS carrying value post eligible regulatory credit risk mitigation and credit conversion factor is the basis for measuring securitization exposure.

We apply the following approaches to measure securitization exposure RWA:

– Internal ratings-based approach (IRBA),  considering the advanced IRB risk weights, if the securitized pool largely consists of IRB positions and internal ratings are available.

– External ratings-based approach (ERBA), in case the IRB approach cannot be applied, risk weights are applied based on external ratings, provided that we are able to demonstrate our expertise in critically reviewing and challenging the external ratings.

– Standardized approach (SA) or 1,250% risk weight factor, in case none of the aforementioned approaches can be applied, we would apply the standardized approach where the delinquency status of a significant portion of the underlying exposure can be determined or a risk weight of 1,250%.

For re-securitization exposures we apply either the standardized approach or a risk weight factor of 1,250%.

RWA development in the second quarter of 2018

Quarterly | The “OV1: Overview of RWA” table below provides an overview of RWA and the related minimum capital requirements by risk type. It was enhanced in the first quarter of 2018 to early adopt the new template introduced with the second phase of revised Pillar 3 disclosure requirements to reflect changes to the securitization framework. The template includes rows that are currently not applicable to UBS and therefore have been left empty.

During the second quarter of 2018, RWA decreased by CHF 1.4 billion, mainly driven by lower market risk RWA in the amount of CHF 10.0 billion, partly offset by an increase of CHF 7.7 billion in credit and counterparty credit risk RWA and further increases in the lines Amounts below thresholds for deduction (250% risk weight) of CHF 0.3 billion and Equity positions under the simple risk weight approach of CHF 0.3 billion, as well as other increases totaling CHF 0.3 billion.

The flow tables for credit risk, counterparty credit risk and market risk RWA in the respective sections of this report provide further details on the movements in RWA in the second quarter of 2018. More information on capital management and RWA, including details on movements in RWA during the second and first quarter of 2018, is provided on pages 60–62 of our second quarter 2018 report and on pages 57–59 of our first quarter 2018 report, both available under “Quarterly reporting” at www.ubs.com/investors.p

Quarterly |

OV1: Overview of RWA
CHF million		RWA			Minimum capital requirements[2]
		30.6.18	31.3.18	31.12.17[1]	30.6.18
1	Credit risk (excluding counterparty credit risk)	108,308	101,165	97,678	8,665
2	of which: standardized approach (SA)[3]	24,096	23,956	23,987	1,928
3	of which: foundation internal rating-based (F-IRB) approach
4	of which: supervisory slotting approach
5	of which: advanced internal ratings-based (A-IRB) approach	84,212	77,210	73,691	6,737
6	Counterparty credit risk[4]	32,824	32,259	30,279	2,626
7	of which: SA for counterparty credit risk (SA-CCR)[5]	6,257	6,083	5,575	501
8	of which: internal model method (IMM)	18,386	18,556	17,274	1,471
8a	of which: value-at-risk (VaR)	4,419	4,288	3,999	354
9	of which: other CCR	3,763	3,331	3,432	301
10	Credit valuation adjustment (CVA)	3,465	3,260	3,084	277
11	Equity positions under the simple risk weight approach[6]	3,644	3,388	2,368	292
12	Equity investments in funds – look-through approach[7]
13	Equity investments in funds – mandate-based approach[7]
14	Equity investments in funds – fall-back approach[7]
15	Settlement risk	527	469	369	42
16	Securitization exposure in banking book	1,264	1,141	1,696[8]	101
17	of which securitization internal ratings-based approach (SEC-IRBA)
18	of which securitization external ratings-based approach (SEC-ERBA) including internal assessment approach (IAA)	1,263	1,062		101
19	of which securitization standardized approach (SEC-SA)	1	79		0
20	Market Risk	12,391	22,396	12,281	991
21	of which: standardized approach (SA)	361	401	400	29
22	of which: internal model approaches (IMM)	12,030	21,996	11,881	962
23	Capital charge for switch between trading book and banking book
24	Operational risk	79,422	79,422	79,422	6,354
25	Amounts below thresholds for deduction (250% risk weight)[9]	10,528	10,253	11,218	842
26	Floor adjustment[10]	0	0	0	0
27	Total	252,373	253,753	238,394	20,190

1 Based on phase-in rules.    2 Calculated based on 8% of RWA.    3 Includes non-counterparty-related risk not subject to the threshold deduction treatment (30 June 2018: RWA CHF 9,264 million; 31 March 2018: RWA CHF 9,015 million; 31 December 2017: RWA CHF 8,949 million). Non-counterparty-related risk (30 June 2018: RWA CHF 8,526 million; 31 March 2018: RWA CHF 8,374 million; 31 December 2017: RWA CHF 9,310 million), which is subject to the threshold treatment, is reported in line 25 “Amounts below thresholds for deduction (250% risk weight).”    4 Excludes settlement risk, which is separately reported in line 15 “Settlement risk.” Includes RWA with central counterparties. New regulation for the calculation of RWA for exposure to central counterparties will be implemented by 1 January 2020. The split between the subcomponents of counterparty credit risk refers to the calculation of the exposure measure.    5 Calculated in accordance with the current exposure method (CEM), until SA-CCR is implemented by 1 January 2020.    6 Includes investments in funds. Items subject to threshold deduction treatments that do not exceed their respective threshold are risk weighted at 250% (30 June 2018: RWA CHF 2,002 million; 31 March 2018: RWA CHF 1,879 million; 31 December 2017: RWA CHF 1,908 million) and are separately included in line 25 “Amounts below thresholds for deduction (250% risk weight).”    7 New regulation for the calculation of RWA for investments in funds will be implemented by 1 January 2020.    8 Calculated on the basis of the former securitization rules applicable until 31 December 2017.    9 Includes items subject to threshold deduction treatments that do not exceed their respective threshold and risk weighted at 250%. Items subject to threshold deduction treatments are significant investments in common shares of non-consolidated financial institutions (banks, insurance and other financial entities) and deferred tax assets arising from temporary differences, both of which are measured against their respective threshold.    10 No floor effect, as 80% of our Basel I RWA including the RWA equivalent of the Basel I capital deductions do not exceed our Basel III RWA including the RWA equivalent of the Basel III capital deductions. For the status of the finalization of the Basel III capital framework, refer to the “Regulatory and legal developments” section of our Annual Report 2017, available under “Annual reporting” at www.ubs.com/investors, which outlines how the proposed floor calculation would differ in significant aspects from the current approach.

p

UBS Group AG consolidated

The table below is disclosed on a voluntary basis and is aligned with the principles applied in “OV1: Overview of RWA,” and presents the net exposure at default (EAD) and RWA by risk type and FINMA-defined asset class, which forms the basis for the calculation of RWA. These exposures are then grouped into the advanced internal ratings-based (A-IRB) / model-based approaches and standardized approach. For credit risk, this defines the method used to derive the risk weight factors, through either internal ratings (A-IRB) or external ratings (standardized approach). The split between A-IRB / model-based approaches and the standardized approach for counterparty credit risk refers to the exposure measure, whereas the split in templates CCR3 and CCR4 refers to the risk-weighting approach. Market and operational risk RWA, excluding securitization / re-securitization in the trading book, are derived using model calculations and are therefore included in the model-based approach columns.

The table below provides references to sections in this report containing more information on the specific topics.

Regulatory exposures and risk-weighted assets
30.6.18
	A-IRB / model-based approaches			Standardized approaches			Total
CHF million	Net EAD	RWA	Section or table reference	Net EAD	RWA	Section or table reference	Net EAD	RWA
Credit risk (excluding counterparty credit risk)	541,313	84,212	2	50,899	24,096	2	592,212	108,308
Central governments and central banks	143,150	2,723	CR6, CR7	14,168	494	CR4, CR5	157,318	3,217
Banks and securities dealers	16,233	4,619	CR6, CR7	6,667	1,585	CR4, CR5	22,900	6,204
Public sector entities, multilateral development banks	11,555	866	CR6, CR7	1,588	443	CR4, CR5	13,143	1,308
Corporates: specialized lending	22,337	11,070	CR6, CR7			CR4, CR5	22,337	11,070
Corporates: other lending	59,606	30,846	CR6, CR7	5,328	4,142	CR4, CR5	64,934	34,987
Central counterparties				506	26		506	26
Retail	288,434	34,088	CR6, CR7	12,508	8,143	CR4, CR5	300,942	42,231
Residential mortgages	137,956	24,719		6,584	2,603		144,539	27,322
Qualifying revolving retail exposures (QRRE)	1,640	577					1,640	577
Other retail[1]	148,838	8,792		5,925	5,540		154,762	14,332
Non-counterparty-related risk				10,133	9,264	CR4, CR5	10,133	9,264
Property, equipment and software				9,028	9,028		9,028	9,028
Other				1,105	236		1,105	236
Counterparty credit risk[2]	92,044	22,805	3	89,864	10,019	3	181,908	32,824
Central governments and central banks	7,133	871	CCR3, CCR4	2,285	231	CCR3, CCR4	9,418	1,102
Banks and securities dealers	18,597	5,220	CCR3, CCR4	6,461	1,452	CCR3, CCR4	25,058	6,672
Public sector entities, multilateral development banks	2,567	292	CCR3, CCR4	824	34	CCR3, CCR4	3,392	326
Corporates incl. specialized lending	45,892	16,083	CCR3, CCR4	17,934	5,827	CCR3, CCR4	63,826	21,910
Central counterparties	17,855	338		53,195	1,454		71,050	1,792
Retail				9,165	1,022	CCR3, CCR4	9,165	1,022
Credit valuation adjustment (CVA)		1,783	3, CCR2		1,682	3, CCR2		3,465
Equity positions in the banking book (CR)	874	3,644	2, CR10				874	3,644
Settlement risk	47	214		218	313		265	527
Securitization exposure in the banking book				232	1,264	4	232	1,264
Market risk		12,030	5	387	361	4, 5	387	12,391
Value-at-risk (VaR)		1,638	MR3					1,638
Stressed value-at risk (SVaR)		3,420	MR3					3,420
Add-on for risks-not-in-VaR (RniV)		4,538	MR4					4,538
Incremental risk charge (IRC)		2,378	MR4					2,378
Comprehensive risk measure (CRM)		56	MR4					56
Securitization / re-securitization in the trading book				387	361	SEC2, MR1	387	361
Operational risk		79,422						79,422
Amounts below thresholds for deduction (250% risk weight)	755	2,002		3,410	8,526		4,166	10,528
Deferred tax assets				3,410	8,526		3,410	8,526
Significant investments in non-consolidated financial institutions	755	2,002					755	2,002
Total	635,034	206,112		145,011	46,260		780,044	252,373

Regulatory exposures and risk-weighted assets (continued)
31.12.17
	A-IRB / model-based approaches			Standardized approaches			Total
CHF million	Net EAD	RWA	Section or table reference	Net EAD	RWA	Section or table reference	Net EAD	RWA
Credit risk (excluding counterparty credit risk)	507,294	73,691	2	49,527	23,987	2	556,821	97,678
Central governments and central banks	128,785	2,836	CR6, CR7	12,777	500	CR4, CR5	141,562	3,336
Banks and securities dealers	12,160	2,881	CR6, CR7	6,217	1,460	CR4, CR5	18,377	4,341
Public sector entities, multilateral development banks	11,401	820	CR6, CR7	2,016	636	CR4, CR5	13,416	1,456
Corporates: specialized lending	22,708	9,950	CR6, CR7				22,708	9,950
Corporates: other lending	55,542	25,136	CR6, CR7	5,727	4,409	CR4, CR5	61,269	29,545
Central counterparties				446	24	CR4, CR5	446	24
Retail	276,698	32,068	CR6, CR7	12,367	8,009	CR4, CR5	289,065	40,076
Residential mortgages	135,212	23,095		6,714	2,706		141,926	25,801
Qualifying revolving retail exposures (QRRE)	1,617	564					1,617	564
Other retail[1]	139,869	8,409		5,653	5,303		145,522	13,712
Non-counterparty-related risk[3]				9,978	8,949	CR4, CR5	9,978	8,949
Property, equipment and software				8,772	8,772		8,772	8,772
Other				1,206	177		1,206	177
Counterparty credit risk[2]	104,023	21,273	3	88,589	9,007	3	192,612	30,280
Central governments and central banks	5,992	674	CCR3, CCR4	2,056	272	CCR3, CCR4	8,048	946
Banks and securities dealers	17,207	4,867	CCR3, CCR4	6,707	1,417	CCR3, CCR4	23,913	6,284
Public sector entities, multilateral development banks	2,920	397	CCR3, CCR4	790	27	CCR3, CCR4	3,710	424
Corporates incl. specialized lending	41,786	14,753	CCR3, CCR4	16,849	4,992	CCR3, CCR4	58,635	19,744
Central counterparties	36,118	582		54,545	1,784		90,663	2,366
Retail				7,643	515	CCR3, CCR4	7,643	515
Credit valuation adjustment (CVA)		1,966	3, CCR2		1,117	3, CCR2		3,084
Equity positions in the banking book (CR)	572	2,368	2, CR10				572	2,368
Settlement risk	69	77		356	293		425	369
Securitization exposure in the banking book	2,293	1,696	4				2,293	1,696
Market risk		11,881	5	284	400	4, 5	284	12,281
Value-at-risk (VaR)		1,614	MR3					1,614
Stressed value-at risk (SVaR)		3,529	MR3					3,529
Add-on for risks-not-in-VaR (RniV)		3,201	MR3					3,201
Incremental risk charge (IRC)		3,457	MR3					3,457
Comprehensive risk measure (CRM)		79	MR3					79
Securitization / re-securitization in the trading book				284	400	SEC2, MR1	284	400
Operational risk		79,422						79,422
Amounts below thresholds for deduction (250% risk weight)	720	1,908		3,724	9,310		4,444	11,218
Deferred tax assets				3,724	9,310		3,724	9,310
Significant investments in non-consolidated financial institutions	720	1,908					720	1,908
Total	614,970	194,281		142,481	44,113		757,451	238,394

1 Consists primarily of Lombard lending, which represents loans made against the pledge of eligible marketable securities or cash, as well as exposures to small businesses, private clients and other retail customers without mortgage financing.    2 The split between A-IRB / model-based approaches and Standardized approaches for counterparty credit risk refers to the exposure measure, whereas the split in CCR3 and CCR4 refers to the risk weighting approach. As of 30 June 2018, CHF 108,463 million of EAD (31 December 2017: CHF 100,439) was subject to the advanced risk weighting approach, and CHF 2,395 million of EAD (31 December 2017: CHF 1,510 million) was subject to the standardized risk weighting approach.    3 Excludes EAD for deferred tax assets on net operating losses of CHF 1,160 million, which is not subject to credit risk RWA calculation.

UBS Group AG consolidated

Section 2  Credit risk

Introduction

This section provides information on the exposures subject to the Basel III credit risk framework, as presented in the “Regulatory exposures and risk-weighted assets” table on pages 8–9  of this report. Information on counterparty credit risk is reflected in the “Counterparty credit risk” section starting on page 24 of this report. Securitization positions are reported in the “Securitizations” section starting on page 30 of this report.

The tables in this section provide details on the exposures used to determine the firm’s credit risk-related regulatory capital requirement. The parameters applied under the advanced internal ratings-based (A-IRB) approach are generally based on the same methodologies, data and systems we use for internal credit risk quantification, except where certain treatments are specified by regulatory requirements. These include, for example, the application of regulatory prescribed floors and multipliers, and differences with respect to eligibility criteria and exposure definitions. The exposure information presented in this section may therefore differ from our internal management view disclosed in the “Risk management and control” sections of our quarterly and annual reports. Similarly, the regulatory capital prescribed measure of credit risk exposure also differs from that which is defined under International Financial Reporting Standards (IFRS).

This section is structured into four sub-sections:

–   Credit quality of assets

–   Credit risk mitigation

–   Credit risk under the standardized approach

–   Credit risk under internal ratings-based approaches

Credit risk exposure categories

The definitions of the FINMA-defined Pillar 3 credit risk exposure categories “Loans” and “Debt securities” as referred to in the “CR1: Credit quality of assets” and “CR3: Credit risk mitigation techniques – overview” tables in this section have been updated to reflect the new IFRS balance sheet structure under IFRS 9.

The Pillar 3 category “Loans” comprises financial instruments held with the intent to collect the contractual payments and includes the following IFRS balances to the extent that they are subject to the credit risk framework:

–   balances at central banks

–   loans and advances to banks

–   loans and advances to customers

–   other financial assets measured at amortized cost, excluding money market instruments, checks and bills and other debt instruments

–   traded loans in the banking book that are included within financial assets at fair value held for trading

–   brokerage receivables

–   loans including structured loans that are included within financial assets at fair value not held for trading

–   other non-financial assets

The Pillar 3 category “Debt securities” includes the following IFRS balances to the extent that they are subject to the credit risk framework:

–   money market instruments, checks and bills and other debt instruments that are included within other financial assets measured at amortized cost

–   financial assets at fair value held for trading, excluding traded loans

–   financial assets at fair value not held for trading, excluding loans

–   financial assets measured at fair value through other comprehensive income

Refer to pages 20–22 and to pages 28–30 of our 31 December 2017 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, available under “Pillar 3 disclosures” at www.ubs.com/investors  for more information on credit risk exposure categories, credit risk management and credit risk mitigation.

Credit quality of assets

Definition of default and credit impairment

The definition of default is based on quantitative and qualitative criteria. A counterparty is classified as in default no later than when material payments of interest, principal or fees are overdue for more than 90 days, or more than 180 days for the Personal & Corporate Banking and Swiss wealth management portfolios. Counterparties are also classified as in default when bankruptcy, insolvency proceedings or enforced liquidation have commenced, obligations have been restructured on preferential terms or there is other evidence that payment obligations will not be fully met without recourse to collateral. The latter may be the case even if all contractual payments have been made when due. If a counterparty is in default on one claim, then the counterparty is generally considered as in default on all claims.

An instrument is classified as credit-impaired if the counterparty is in default or it is a purchased or originated financial asset that satisfies our definition of in default at initial recognition. An instrument is purchased or originated credit impaired (POCI) if it has been purchased with a material discount to its carrying amount following a risk event of the issuer or originated with a defaulted counterparty. Once a financial asset is classified as defaulted / credit-impaired (except POCIs), it remains as such unless all past due amounts have been rectified, additional payments have been made on time, the position is not classified as credit-restructured, and there is general evidence of credit recovery. A minimum period of three months is applied whereby most instruments remain in stage 3 for a longer period.

→  Refer to “Note 19 Transition to IFRS9 as of 1 January 2018” in the “Consolidated financial statements” section on page 113 of our second quarter 2018 report available under “Quarterly reporting” at www.ubs.com/investors  for information on the adoption of IFRS 9

Semiannual | The table below provides a breakdown of defaulted and non-defaulted loans, debt securities and off-balance sheet exposures. With the implementation of IFRS 9, the “Allowances / impairments” columns were enhanced to reflect expected credit loss (ECL) allowances and provisions related to stages 1–3 as of 30 June 2018. Comparative numbers as of 31 December 2017 are based on the incurred loss model of IAS 39, Financial Instruments: Recognition and Measurement and were largely comparable to the IFRS 9 stage 3 allowances and provisions.

More information on the net value movements related to Loans and Debt securities shown in the table below is provided on page 12 in the “CR3: Credit risk mitigation techniques – overview” table.

Off-balance sheet exposures increased by CHF 110.8 billion to CHF 313.1 billion as of 30 June 2018, primarily due to a model update for Lombard loan facilities effective in the second quarter of 2018 in Global Wealth Management, as required by FINMA. Under the Pillar 1 framework, credit conversion factors have been implemented for facilities that are entirely undrawn, resulting in increased exposures to be disclosed under Pillar 3. p

Semiannual |

CR1: Credit quality of assets
		Gross carrying values of:				Allowances / impairments				Net values
CHF million		Defaulted exposures		Non-defaulted exposures		Stage 3 (credit-impaired)	Stage 1 & 2	Total
		30.6.18[1]	31.12.17	30.6.18	31.12.17	30.6.18			31.12.17	30.6.18	31.12.17
1	Loans[2]	2,887	2,784[3]	453,106	428,523[4]	(746)	(274)[5]	(1,019)	(680)[3]	454,973	430,628
2	Debt securities	0	0	77,247	72,409	0	0	0	0	77,247	72,409
3	Off-balance sheet exposures	300	274	312,908	202,078	(26)	(85)	(111)	(33)	313,096	202,318
4	Total	3,186	3,057[3]	843,260	703,010[4]	(772)	(359)	(1,130)	(713)[3]	845,316	705,354

1 Defaulted exposures are in line with credit-impaired exposures (stage 3) under IFRS 9. Refer to “Note 9 Expected credit loss measurement“ and “Note 19 Transition to IFRS 9 as of 1 January 2018” of our second quarter 2018 report under “Quarterly reporting” at www.ubs.com/investors for more information on IFRS 9.    2 Loan exposure is reported in line with the Pillar 3 definition. Refer to “Credit risk exposure categories” in this section, for more information on the classification of Loans and Debt securities.    3 Includes exposures presented within “Note 12 a) Other financial assets measured at amortized cost“ of our second quarter 2018 report of CHF 352 million, with associated allowances of CHF 19 million.    4 Excludes exposures within “Note 12 a) Other financial assets measured at amortized cost“ of our second quarter 2018 report of CHF 352 million, with associated allowances of CHF 19 million.    5 Excludes ECL of CHF 2 million on exposures subject to counterparty credit risk.

p

Semiannual |

CR2: Changes in stock of defaulted loans, debt securities and off-balance sheet exposures

CHF million		For the half year ended 30.06.18
1	Defaulted loans, debt securities and off-balance sheet exposures as of the beginning of the half year	3,057[1]
2	Loans and debt securities that have defaulted since the last reporting period	411
3	Returned to non-defaulted status	(146)
4	Amounts written off	(37)
5	Other changes	(99)
6	Defaulted loans, debt securities and off-balance sheet exposures as of the end of the half year	3,186
1 Includes exposures presented within “Note 12 a) Other financial assets measured at amortized cost“ of our second quarter 2018 report of CHF 352 million.

p

UBS Group AG consolidated

Credit risk mitigation

Semiannual | The table below provides a breakdown of unsecured and partially or fully secured exposures, including security type, for the categories “Loans” and “Debt securities.”

The total carrying amount of loans increased by CHF 24.3 billion in the first half of 2018. This was mainly driven by an increase of CHF 14.6 billion in cash and balances at central banks, mainly resulting from client-driven activity that affected funding consumption by the business divisions, contributing to unsecured exposures. In addition, loans increased by CHF 6.7 billion, primarily due to higher lending in Global Wealth Management, contributing to both secured and unsecured exposures. The residual increase of CHF 3.0 billion was primarily driven by asset size movements related to various balance sheet lines. p

Semiannual |

CR3: Credit risk mitigation techniques – overview[1]
					Secured portion of exposures partially or fully secured:
CHF million		Exposures fully unsecured: carrying amount	Exposures partially or fully secured: carrying amount	Total: carrying amount	Exposures secured by collateral	Exposures secured by financial guarantees	Exposures secured by credit derivatives

30.6.18
1	Loans[2]	137,349	317,624	454,973	305,634	1,337	19
2	Debt securities	77,247	0	77,247	0	0	0
3	Total	214,596	317,624	532,220	305,634	1,337	19
4	of which: defaulted	661	1,480	2,141	1,046	253	0

31.12.17
1	Loans[2]	118,517	312,111	430,628	300,637	1,347	44
2	Debt securities	72,409	0	72,409	0	0	0
3	Total	190,926	312,111	503,036	300,637	1,347	44
4	of which: defaulted	718[3]	1,386	2,104[3]	870	288	0

1 Exposures in this table represent carrying values in accordance with the regulatory scope of consolidation.    2 Loan exposure is reported in line with the Pillar 3 definition. Refer to “Credit risk exposure categories” in this section, for more information on the classification of Loans and Debt securities.    3 Includes exposures presented within “Note 12 a) Other financial assets measured at amortized cost“ of our second quarter 2018 report of CHF 352 million, with associated allowances of CHF 19 million.

p

Standardized approach – credit risk mitigation

Semiannual | The table below illustrates the effect of credit risk mitigation (CRM) on the calculation of capital requirements under the standardized approach. p

Semiannual |

CR4: Standardized approach – credit risk exposure and credit risk mitigation (CRM) effects
		Exposures before CCF and CRM			Exposures post CCF and CRM			RWA and RWA density
CHF million, except where indicated		On-balance sheet amount	Off-balance sheet amount	Total	On-balance sheet amount	Off-balance sheet amount	Total	RWA	RWA density in %

30.6.18
Asset classes[1]
1	Central governments and central banks	14,162		14,162	14,160		14,160	490	3.5
2	Banks and securities dealers	6,230	895	7,125	6,229	438	6,666	1,585	23.8
3	Public sector entities and multilateral development banks	1,542	276	1,818	1,539	55	1,594	446	28.0
4	Corporates	5,506	3,711	9,217	5,488	435	5,923	4,199	70.9
5	Retail	14,138	3,358	17,495	12,172	250	12,422	8,113	65.3
6	Equity
7	Other assets	10,133		10,133	10,133		10,133	9,264	91.4
8	Total	51,710	8,241	59,950	49,721	1,178	50,899	24,096	47.3

31.12.17
Asset classes[1]
1	Central governments and central banks	12,746	0	12,746	12,745	0	12,745	471	3.7
2	Banks and securities dealers	5,689	1,031	6,720	5,687	541	6,228	1,476	23.7
3	Public sector entities and multilateral development banks	1,883	282	2,165	1,881	140	2,020	639	31.6
4	Corporates	6,255	3,712	9,967	5,814	467	6,281	4,475	71.3
5	Retail	14,018	3,002	17,020	12,109	167	12,275	7,976	65.0
6	Equity
7	Other assets	9,978		9,978	9,978		9,978	8,949	89.7
8	Total	50,568	8,027	58,595	48,212	1,314	49,527	23,987	48.4
1 The CRM effect is reflected on the original asset class.

p

UBS Group AG consolidated

IRB approach – credit derivatives used as credit risk mitigation

Semiannual | We actively manage the credit risk in our corporate loan portfolios by utilizing credit derivatives. Single-name credit derivatives that fulfill the operational requirements prescribed by FINMA are recognized in the RWA calculation using the probability of default (PD) or rating (and asset class) assigned to the hedge provider. The PD (or rating) substitution is only applied in the RWA calculation when the PD (or rating) of the hedge provider is lower than the PD (or rating) of the obligor. In addition, default correlation between the obligor and hedge provider is taken into account through the double default approach. Credit derivatives with tranched cover or first-loss protection are recognized through the securitization framework. Refer to the “CCR6: Credit derivatives exposures” table in the “Counterparty credit risk” section on page 29 of this report for notional and fair value information on credit derivatives used as credit risk mitigation. p

Semiannual |

CR7: IRB – effect on RWA of credit derivatives used as CRM techniques[1]
		30.6.18		31.12.17
CHF million		Pre-credit derivatives RWA	Actual RWA	Pre-credit derivatives RWA	Actual RWA
1	Central governments and central banks – FIRB
2	Central governments and central banks – AIRB	2,705	2,698	2,716	2,705
3	Banks and securities dealers – FIRB
4	Banks and securities dealers – AIRB	4,521	4,521	2,653	2,653
5	Public sector entities, multilateral development banks – FIRB
6	Public sector entities, multilateral development banks – AIRB	894	894	852	852
7	Corporates: Specialized lending – FIRB
8	Corporates: Specialized lending – AIRB	11,220	11,220	10,014	10,014
9	Corporates: Other lending – FIRB
10	Corporates: Other lending – AIRB	31,680	31,211	26,156	25,398
11	Retail: mortgage loans	24,745	24,745	23,095	23,095
12	Retail exposures: qualifying revolving retail (QRRE)	577	577	564	564
13	Retail: other	8,346	8,346	8,409	8,409
14	Equity positions (PD/LGD approach)
15	Total	84,688	84,212	74,459	73,691
1 The CRM effect is reflected on the original asset class.

p

Credit risk under the standardized approach

Semiannual | The standardized approach is generally applied where it is not possible to use the A-IRB approach. p

Semiannual |

CR5: Standardized approach – exposures by asset classes and risk weights
CHF million
Risk weight		0%	10%	20%	35%	50%	75%	100%	150%	Others	Total credit exposures amount (post CCF and CRM)

30.6.18
Asset classes
1	Central governments and central banks	13,596		85		20		467			14,168
2	Banks and securities dealers			5,838		824		6			6,667
3	Public sector entities and multilateral development banks	174		963		402		48			1,588
4	Corporates			1,857		180		3,797			5,835
5	Retail				6,079		1,942	4,344	143		12,508
6	Equity
7	Other assets	869						9,264			10,133
8	Total	14,640		8,742	6,079	1,427	1,942	17,926	143	0	50,899
9	of which: mortgage loans				6,079		115	389			6,584
10	of which: past due[1]							108			108

31.12.17
Asset classes
1	Central governments and central banks	12,173		119		20		466	0		12,777
2	Banks and securities dealers			5,533		659		24			6,217
3	Public sector entities and multilateral development banks	210		1,153		494		158	0		2,016
4	Corporates	67		1,909		173		4,014	11		6,173
5	Retail				6,108		1,771	4,377	110		12,367
6	Equity
7	Other assets	1,030						8,948			9,978
8	Total	13,481		8,713	6,108	1,346	1,771	17,988	121	0	49,527
9	of which: mortgage loans				6,108		152	453			6,714
10	of which: past due[1]				2		2	57	16		77
1 Includes mortgage loans.

p

UBS Group AG consolidated

Credit risk under internal ratings-based approaches

Semiannual | The tables in this sub-section provide information on credit risk exposures under the A-IRB approach, including the main parameters used in A-IRB models for the calculation of capital requirements, presented by portfolio and PD range.

Under the A-IRB approach, the required capital for credit risk is quantified through empirical models that we have developed to estimate the PD, loss given default (LGD), exposure at default (EAD) and other parameters, subject to FINMA approval. The proportion of EAD covered by either the standardized or the
A-IRB approach is provided in the “Regulatory exposures and risk-weighted assets” table in section 1 on pages 8–9 of this report.

The “CR6: IRB – Credit risk exposures by portfolio and PD range” table on the following pages provides a breakdown of the key parameters used for calculation of capital requirements under the A-IRB approach, shown by PD range across FINMA-defined asset classes. The key movements related to this table are described below:

–   As of 30 June 2018, exposures before the application of credit conversion factors (CCFs) increased by CHF 148.7 billion to CHF 789.3 billion and exposures post-CCF and post-credit risk mitigation (CRM) increased by CHF 34.0 billion to CHF 541.3 billion. This increase was primarily related to a model update in the asset class Retail: other retail for Lombard loan facilities effective in the second quarter of 2018 in Global Wealth Management, as required by FINMA. Under the Pillar 1 framework, CCFs have been implemented for facilities that are entirely undrawn, resulting in disclosures under Pillar 3 of increased exposures before the application of CCFs of CHF 118.6 billion. The effect from this change on exposures post-CCF and post-CRM is CHF 6.8 billion, because of low CCFs. In addition, exposures before the application of CCFs and post-CCF and post-CRM increased by CHF 14.4 billion in the asset class Central governments and central banks, primarily due to an increase in cash and balances at central banks, mainly resulting from client-driven activity that affected funding consumption by the business divisions. The implementation of a methodology and policy change resulted in a change in the regulatory portfolio segmentation of our structured margin lending portfolio in Global Wealth Management, which was previously captured within the Retail: other retail asset class, and is now subject to the Corporate treatment. Exposures before the application of CCFs and post-CCF and post-CRM increased by CHF 2.9 billion in the asset class Corporates: other lending with a corresponding decrease in Retail: other retail. Further increases among the asset classes Retail: other retail, Corporates: other lending, Banks and securities dealers and Retail: residential mortgages of CHF 16.6 billion in exposures before the application of CCFs and CHF 13.1 billion in exposures post-CCF and post-CRM are due to asset size movements in the first half of 2018. These are mainly driven by higher lending in Global Wealth Management, as well as temporary increases in unutilized credit facilities in the Investment Bank’s Corporate Client Solutions business.

–   Average CCFs decreased 9 percentage points to 21% as of 30 June 2018, which was primarily driven by the aforementioned model update for Lombard loan facilities that are entirely undrawn in Global Wealth Management.

–   Expected loss (EL) increased by CHF 0.1 billion to CHF 1.2 billion as of 30 June 2018, primarily reflecting the aforementioned increases in EAD post-CCF and post-CRM.

–   Provisions increased by CHF 227 million to CHF 940 million as of 30 June 2018. With the implementation of IFRS 9, the “Provisions” column was enhanced to reflect expected credit loss allowances and provisions related to stages 1–3 as of 30 June 2018, contributing to the majority of the increase. Comparative numbers as of 31 December 2017 are based on the incurred loss model of IAS 39, Financial Instruments: Recognition and Measurement and were largely comparable to the IFRS 9 stage 3 allowances and provisions.

–   Information on credit risk risk-weighted assets (RWA) for the first quarter of 2018, including details on movements in RWA, is provided on pages 5–6 in our 31 March 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, available under “Pillar 3 disclosures” at www.ubs.com/investors  and for the second quarter of 2018 on page 22 of this report. p

Semiannual |

CR6: IRB – Credit risk exposures by portfolio and PD range
CHF million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post CCF and post CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[2]

Central governments and central banks as of 30.6.18
0.00 to <0.15	142,985	125	143,111	58	143,058	0.0	0.1	35.3	1.0	2,658	1.9	3
0.15 to <0.25	0	0	0	0	0	0.2	<0.1	61.0	1.2	0	38.9	0
0.25 to <0.50	4	0	4	10	4	0.3	<0.1	69.3	1.3	3	73.8	0
0.50 to <0.75	5	0	5	0	5	0.7	<0.1	95.7	1.2	7	140.1	0
0.75 to <2.50	1	3	4	1	1	1.1	<0.1	36.4	2.7	1	99.8	0
2.50 to <10.00	4	3	7	57	6	2.7	<0.1	9.7	4.0	2	32.5	0
10.00 to <100.00	37	0	37	50	37	13.9	<0.1	5.0	1.0	10	27.2	0
100.00 (default)	22	52	73	55	40		<0.1			42	106.0	10
Subtotal	143,058	183	143,241	56	143,150	0.0	0.1	35.3	1.0	2,723	1.9	14	11

Central governments and central banks as of 31.12.17
0.00 to <0.15	128,670	125	128,796	49	128,731	0.0	0.1	39.0	1.0	2,783	2.2	4
0.15 to <0.25	0	0	0	0	0	0.2	<0.1	61.8	1.0	0	39.4	0
0.25 to <0.50	5	0	5	19	5	0.3	<0.1	70.0	1.8	4	83.3	0
0.50 to <0.75	4	0	4	0	4	0.7	<0.1	65.9	1.2	4	96.9	0
0.75 to <2.50	1	50	50	54	27	1.2	<0.1	6.9	4.6	28	100.6	0
2.50 to <10.00	0	3	3	36	1	2.7	<0.1	8.0	3.8	0	26.2	0
10.00 to <100.00	0	0	0	0	0	13.3	<0.1	10.0	1.0	0	46.4	0
100.00 (default)	26	1	27	55	16		<0.1			17	106.0	10
Subtotal	128,707	178	128,885	50	128,785	0.0	0.1	39.0	1.0	2,836	2.2	14	8

Banks and securities dealers as of 30.6.18
0.00 to <0.15	11,718	1,897	13,615	52	12,774	0.1	0.5	42.3	1.1	2,098	16.4	3
0.15 to <0.25	1,087	687	1,774	52	1,384	0.2	0.3	48.4	1.2	527	38.1	1
0.25 to <0.50	334	523	858	53	564	0.4	0.2	56.3	1.1	341	60.4	1
0.50 to <0.75	115	304	419	44	180	0.5	0.1	56.1	1.1	285	158.2	3
0.75 to <2.50	1,183	594	1,777	37	1,050	1.5	0.2	48.1	1.6	1,009	96.1	6
2.50 to <10.00	207	289	495	46	275	5.3	0.2	52.4	1.2	357	129.9	7
10.00 to <100.00	1	16	17	26	5	15.7	<0.1	16.2	0.8	2	38.8	0
100.00 (default)
Subtotal	14,645	4,310	18,955	49	16,233	0.2	1.5	44.0	1.1	4,619	28.5	22	8

Banks and securities dealers as of 31.12.17
0.00 to <0.15	8,148	3,123	11,271	47	9,584	0.0	0.5	40.6	1.1	1,379	14.4	2
0.15 to <0.25	781	663	1,444	46	928	0.2	0.3	46.9	1.3	328	35.3	2
0.25 to <0.50	361	286	647	37	487	0.4	0.2	66.8	1.1	291	59.8	1
0.50 to <0.75	225	240	464	34	264	0.6	0.1	64.3	1.0	159	60.3	1
0.75 to <2.50	698	554	1,252	40	648	1.2	0.2	61.4	1.2	488	75.2	5
2.50 to <10.00	224	223	447	20	215	4.4	0.2	65.1	1.0	227	105.4	6
10.00 to <100.00	32	6	39	39	34	12.3	<0.1	7.6	1.3	10	29.8	0
100.00 (default)
Subtotal	10,469	5,095	15,564	43	12,160	0.3	1.4	44.1	1.1	2,881	23.7	17	5

UBS Group AG consolidated

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
CHF million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post CCF and post CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[2]

Public sector entities, multilateral development banks as of 30.6.18
0.00 to <0.15	10,343	925	11,268	19	10,520	0.0	0.4	36.3	1.1	545	5.2	1
0.15 to <0.25	331	99	430	14	345	0.2	0.2	32.0	2.9	102	29.7	0
0.25 to <0.50	555	310	864	26	635	0.3	0.2	26.4	2.5	195	30.7	1
0.50 to <0.75	45	4	49	11	45	0.6	<0.1	27.0	2.6	20	44.4	0
0.75 to <2.50	5	3	8	81	7	1.6	<0.1	10.5	2.8	2	22.8	0
2.50 to <10.00	1	4	6	31	2	2.8	<0.1	22.9	3.0	1	60.2	0
10.00 to <100.00
100.00 (default)
Subtotal	11,280	1,345	12,624	20	11,555	0.0	0.8	35.6	1.2	866	7.5	2	1

Public sector entities, multilateral development banks as of 31.12.17
0.00 to <0.15	10,089	1,004	11,093	19	10,277	0.0	0.3	36.4	1.1	563	5.5	1
0.15 to <0.25	353	253	606	11	381	0.2	0.1	30.8	2.8	107	28.2	0
0.25 to <0.50	557	331	889	28	649	0.3	0.2	17.2	2.4	127	19.6	0
0.50 to <0.75	48	3	51	12	49	0.6	<0.1	17.8	2.7	15	30.3	0
0.75 to <2.50	2	3	4	99	4	1.3	<0.1	11.8	2.2	1	22.1	0
2.50 to <10.00	3	38	41	98	40	2.7	<0.1	8.8	1.0	7	17.9	0
10.00 to <100.00
100.00 (default)
Subtotal	11,052	1,632	12,684	21	11,401	0.1	0.7	34.9	1.3	820	7.2	1	0

Corporates: specialized lending as of 30.6.18
0.00 to <0.15	1,147	397	1,545	57	1,373	0.1	0.3	14.2	1.9	93	6.8	0
0.15 to <0.25	1,052	205	1,258	76	1,209	0.2	0.3	18.6	2.1	186	15.4	0
0.25 to <0.50	3,980	2,508	6,488	46	5,105	0.4	0.6	30.5	1.6	1,661	32.5	6
0.50 to <0.75	3,703	2,181	5,883	37	4,444	0.6	0.6	33.8	1.5	2,113	47.5	10
0.75 to <2.50	7,655	2,179	9,834	39	8,495	1.4	1.7	32.9	1.7	5,299	62.4	39
2.50 to <10.00	1,414	323	1,737	56	1,594	3.5	0.4	38.6	1.7	1,595	100.1	21
10.00 to <100.00	2	0	2	25	2	11.0	<0.1	10.0	1.0	1	38.1	0
100.00 (default)	238	25	263	54	114		<0.1			121	106.0	137
Subtotal	19,191	7,819	27,010	43	22,337	1.5	3.9	31.0	1.7	11,070	49.6	214	148

Corporates: specialized lending as of 31.12.17
0.00 to <0.15	1,128	446	1,573	62	1,402	0.1	0.3	16.7	1.9	88	6.3	0
0.15 to <0.25	864	347	1,211	72	1,115	0.2	0.3	19.6	2.0	154	13.8	0
0.25 to <0.50	3,847	2,878	6,725	35	4,856	0.4	0.6	28.1	1.7	1,395	28.7	5
0.50 to <0.75	4,280	2,087	6,367	33	4,892	0.6	0.6	31.5	1.5	2,116	43.2	10
0.75 to <2.50	7,813	2,214	10,027	40	8,660	1.4	1.7	30.8	1.7	4,711	54.4	38
2.50 to <10.00	1,427	323	1,750	70	1,643	3.2	0.4	35.8	1.6	1,342	81.6	19
10.00 to <100.00	6	0	6	43	6	11.7	<0.1	16.0	1.0	4	57.1	0
100.00 (default)	222	19	242	67	133		<0.1			142	106.0	101
Subtotal	19,588	8,315	27,902	40	22,708	1.6	3.9	29.4	1.7	9,950	43.8	174	95

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
CHF million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post CCF and post CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[2]

Corporates: other lending as of 30.6.18
0.00 to <0.15	17,615	21,383	38,998	37	19,605	0.0	3.9	34.5	1.9	4,569	23.3	21
0.15 to <0.25	4,968	6,609	11,577	39	6,343	0.2	1.7	34.3	2.2	2,401	37.9	4
0.25 to <0.50	3,238	4,119	7,357	41	4,769	0.4	2.6	30.3	2.1	2,137	44.8	6
0.50 to <0.75	3,308	2,720	6,027	33	4,184	0.6	2.7	38.8	1.8	2,887	69.0	10
0.75 to <2.50	7,412	5,679	13,091	41	9,059	1.4	11.5	28.6	2.0	5,810	64.1	35
2.50 to <10.00	9,977	11,815	21,793	34	14,047	3.4	4.9	19.2	2.1	11,320	80.6	103
10.00 to <100.00	343	423	766	47	548	16.1	0.1	15.1	2.1	607	110.8	12
100.00 (default)	1,250	253	1,504	41	1,051		0.6			1,114	106.0	318
Subtotal	48,111	53,001	101,113	37	59,606	3.0	28.0	29.8	2.0	30,846	51.7	510	501

Corporates: other lending as of 31.12.17
0.00 to <0.15	13,891	21,403	35,294	36	16,381	0.1	2.2	33.5	2.1	3,975	24.3	6
0.15 to <0.25	5,247	6,516	11,762	38	5,480	0.2	1.1	33.3	2.1	1,867	34.1	4
0.25 to <0.50	3,406	4,516	7,922	39	4,958	0.4	1.8	28.1	2.0	2,093	42.2	5
0.50 to <0.75	3,115	3,069	6,184	35	4,332	0.6	1.7	27.1	2.0	2,232	51.5	7
0.75 to <2.50	6,970	6,262	13,232	40	9,513	1.4	8.0	23.0	2.0	5,274	55.4	31
2.50 to <10.00	10,425	7,385	17,810	42	13,268	3.4	4.3	13.9	2.3	7,931	59.8	77
10.00 to <100.00	343	426	769	54	547	14.8	0.1	16.5	2.1	636	116.4	13
100.00 (default)	1,280	231	1,512	46	1,064		0.5			1,127	106.0	340
Subtotal	44,678	49,808	94,486	38	55,542	3.2	19.8	25.9	2.1	25,136	45.3	483	425[3]

Retail: residential mortgages as of 30.6.18
0.00 to <0.15	59,270	1,267	60,537	56	59,975	0.1	127.3	18.7		2,128	3.5	10
0.15 to <0.25	13,076	286	13,363	73	13,246	0.2	20.8	22.6		1,049	7.9	6
0.25 to <0.50	19,169	464	19,634	75	19,471	0.4	27.9	23.6		2,516	12.9	16
0.50 to <0.75	13,241	390	13,631	78	13,502	0.6	15.2	24.2		2,742	20.3	21
0.75 to <2.50	21,349	1,249	22,597	76	22,239	1.3	27.4	28.3		8,633	38.8	86
2.50 to <10.00	7,583	404	7,987	81	7,873	4.3	9.9	27.1		5,729	72.8	91
10.00 to <100.00	934	17	951	75	943	15.7	1.2	26.2		1,173	124.3	38
100.00 (default)	730	3	733	60	706		1.1			749	106.0	25
Subtotal	135,351	4,080	139,431	70	137,956	1.2	230.8	22.4		24,719	17.9	292	150

Retail: residential mortgages as of 31.12.17
0.00 to <0.15	51,907	739	52,646	75	52,461	0.1	127.4	17.5		1,629	3.1	8
0.15 to <0.25	13,756	237	13,994	83	13,917	0.2	21.1	22.1		1,007	7.2	6
0.25 to <0.50	21,324	378	21,702	87	21,608	0.4	25.4	23.7		2,613	12.1	18
0.50 to <0.75	14,547	330	14,877	89	14,795	0.6	14.1	24.5		2,809	19.0	23
0.75 to <2.50	23,025	1,202	24,227	77	23,886	1.3	27.5	29.2		8,819	36.9	95
2.50 to <10.00	7,094	219	7,313	87	7,238	4.3	10.7	26.7		4,850	67.0	82
10.00 to <100.00	616	16	632	91	628	15.9	0.8	22.7		648	103.2	23
100.00 (default)	701	4	705	83	679		1.0			719	106.0	25
Subtotal	132,970	3,125	136,096	80	135,212	1.2	228.1	22.4		23,095	17.1	280	28

UBS Group AG consolidated

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
CHF million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post CCF and post CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[2]

Retail: qualifying revolving retail exposures (QRRE) as of 30.6.18[4]
0.00 to <0.15
0.15 to <0.25
0.25 to <0.50
0.50 to <0.75
0.75 to <2.50	109	326	434		151	1.7	35.8	47.0		42	27.9	1
2.50 to <10.00	1,064	4,836	5,901		1,474	2.7	827.2	42.0		518	35.2	16
10.00 to <100.00
100.00 (default)	34	0	34		15		25.3			16	106.0	19
Subtotal	1,207	5,162	6,369		1,640	3.5	888.3	42.1		577	35.2	36	32

Retail: qualifying revolving retail exposures (QRRE) as of 31.12.17[4]
0.00 to <0.15
0.15 to <0.25
0.25 to <0.50
0.50 to <0.75
0.75 to <2.50	96	330	426		135	1.7	34.1	47.0		38	28.0	1
2.50 to <10.00	1,054	4,804	5,858		1,476	2.7	818.5	42.0		519	35.2	16
10.00 to <100.00
100.00 (default)	25	0	25		7		21.8			7	106.0	0
Subtotal	1,175	5,133	6,309		1,617	3.0	874.4	42.2		564	34.9	17	16

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
CHF million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Total exposures pre-CCF	Average CCF in %	EAD post CCF and post CRM[1]	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[2]

Retail: other retail as of 30.6.18
0.00 to <0.15	106,975	206,081	313,056	15	137,803	0.0	189.2	31.0		5,643	4.1	15
0.15 to <0.25	2,938	5,703	8,641	13	3,652	0.2	4.7	29.8		418	11.5	2
0.25 to <0.50	1,340	3,085	4,425	11	1,689	0.4	3.1	31.9		333	19.7	2
0.50 to <0.75	1,049	2,302	3,350	11	1,297	0.6	1.7	32.2		534	41.2	3
0.75 to <2.50	2,276	4,106	6,382	20	3,109	1.2	45.2	31.7		1,218	39.2	12
2.50 to <10.00	615	3,145	3,761	11	968	4.3	2.1	30.4		476	49.2	13
10.00 to <100.00	173	690	863	20	309	16.9	3.1	23.9		158	51.1	12
100.00 (default)	95	7	102	0	11		<0.1			12	106.0	84
Subtotal	115,462	225,119	340,580	15	148,838	0.1	249.0[5]	31.0		8,792	5.9	142	89

Retail: other retail as of 31.12.17
0.00 to <0.15	104,827	95,987	200,814	25	129,164	0.0	206.2	30.5		5,265	4.1	17
0.15 to <0.25	2,010	2,260	4,270	26	2,603	0.2	5.5	27.4		273	10.5	1
0.25 to <0.50	1,717	1,652	3,369	19	2,031	0.4	3.6	29.7		372	18.3	2
0.50 to <0.75	760	856	1,616	27	992	0.6	2.0	35.9		308	31.0	2
0.75 to <2.50[6]	3,042	3,153	6,195	25	3,834	1.1	55.9	34.3		1,501	39.4	16
2.50 to <10.00	744	878	1,622	22	939	3.7	2.5	35.7		500	53.3	12
10.00 to <100.00	172	594	766	20	290	16.8	3.6	27.5		170	58.7	13
100.00 (default)[6]	89	8	97	5	17		<0.1			18	106.0	72[6]
Subtotal	113,361	105,387	218,749	25	139,869	0.1	279.3	30.6		8,409	6.0	134[6]	136

Total 30.6.18	488,306	301,019	789,325	21	541,313	0.8	1,402.6[5]	30.3	1.3	84,212	15.6	1,231	940
Total 31.12.17	462,000	178,674	640,674	30	507,294	0.8	1,407.7	30.4	1.4	73,691	14.5	1,121[6]	713[3]

1 CRM through financial collateral is considered in the EAD post CCF and post CRM, but not in the calculation of average CCF.    2 In line with the Pillar 3 guidance, provisions are only provided for the subtotals by asset class. With the implementation of IFRS 9 effective from 1 January 2018, this column includes expected credit loss allowances related to stages 1 – 3 for exposures subject to the advanced internal ratings-based approaches.     3 Includes allowances of CHF 19 million associated with exposures presented within “Note 12 a) Other financial assets measured at amortized cost” of our second quarter 2018 report.    4 For the calculation of column “EAD post CCF and post CRM,” a balance factor approach is used instead of a CCF approach. The EAD is calculated by multiplying the on-balance sheet exposure with a fixed factor of 1.4.    5 Does not include obligors for Lombard loan facilities in the region Americas that are entirely undrawn.    6 Total EL as of 31 December 2017 was restated from CHF 1,049 million as disclosed in the 31 December 2017 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups to CHF 1,121 million to include EL related to a margin loan to a single client originated by Wealth Management, risk-managed by the Investment Bank, included in the asset class Retail: other retail. The underlying exposure has been reclassified from the PD range “0.75 to < 2.5” to the PD range “100.00 (default)”. This restatement to our disclosure in table “CR6: IRB – Credit risk exposures by portfolio and PD range” did not have an impact on the CET1 capital and ratios as of 31 December 2017.

p

UBS Group AG consolidated

Credit risk RWA development in the second quarter 2018

Quarterly | The “CR8: RWA flow statements of credit risk exposures under IRB” table below provides a breakdown of the credit risk RWA movements in the second quarter of 2018 across Basel Committee on Banking Supervision (BCBS)-defined movement categories. These categories are described on page 42 of our 31 December 2017 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

Credit risk RWA under the advanced internal ratings-based
(A-IRB) approach increased by CHF 7.0 billion to CHF 84.2 billion as of 30 June 2018.

The RWA increase of CHF 3.6 billion from asset size movements was mainly due to a CHF 2.7 billion increase in the Investment Bank, primarily in the Corporate Client Solutions business, mainly reflecting temporary increases in unutilized credit facilities. In addition, a CHF 0.6 billion increase resulted from higher lending business activity in Global Wealth Management.

Model updates resulted in an increase in RWA of CHF 2.4 billion and was primarily driven by the continued phase-in of RWA increases related to probability of default (PD) and loss given default (LGD) changes from the implementation of revised models for Swiss residential mortgages and income-producing real estate, as well as from the new LGD model for unsecured financing and commercial self-used real estate resulting in an increase of CHF 2.1 billion. In addition, RWA increased by CHF 0.3 billion due to the implementation of credit conversion factors for Lombard loan facilities that are entirely undrawn in Global Wealth Management.

An increase of CHF 0.9 billion was driven by foreign exchange movements.

The RWA increase from methodology and policy changes of CHF 0.6 billion was due to a change in the regulatory portfolio segmentation of our structured margin lending portfolio in Global Wealth Management, which was previously captured within the Other Retail asset class, and is now subject to the Corporate treatment, as well as an increase from a higher IRB multiplier on Investment Bank exposures to corporates.

These increases were partly offset by changes to asset quality, primarily in the Investment Bank, Global Wealth Management and Personal & Corporate Banking. p

Quarterly |

CR8: RWA flow statements of credit risk exposures under IRB
CHF million		For the quarter ended 30.6.18	For the quarter ended 31.3.18
1	RWA as of the beginning of the quarter	77,210	73,691
2	Asset size	3,582	1,057
3	Asset quality	(843)	1,100
4	Model updates	2,430	9,810
5	Methodology and policy	620	(7,915)
5a	of which: regulatory add-ons	303	(7,848)
6	Acquisitions and disposals	0	0
7	Foreign exchange movements	913	(533)
8	Other	300	0
9	RWA as of the end of the quarter	84,212	77,210

p

Equity exposures

Semiannual | The table below provides information on our equity exposures under the simple risk weight method. The increase of CHF 1.3 billion in RWA was mainly due to the transition effect of IFRS 9, as a result of the reclassification of equity instruments from the IAS 39 category financial assets available for sale to the IFRS 9 category fair value through profit or loss as unrealized gains on such instruments (previously deducted from Basel III CET1 capital) were added back to the exposure at default for the purpose of the RWA calculation, resulting in an increase in RWA of CHF 0.7 billion. The residual increase of CHF 0.6 billion in RWA was due to asset size movements, as well as fair value changes in the portfolio. p

Semiannual |

CR10: IRB (equities under the simple risk weight method)[1]
CHF million, except where indicated	On-balance sheet amount	Off-balance sheet amount	Risk weight in %[2]	Exposure amount[3]	RWA[2]

30.6.18
Exchange-traded equity exposures	58		300	58	184
Other equity exposures	1,102		400	816	3,460
Total	1,160	0		874	3,644

31.12.17
Exchange-traded equity exposures	58		300	58	183
Other equity exposures	851		400	516	2,185
Total	908	0		572	2,368

1 This table excludes significant investments in the common shares of non-consolidated financial institutions (banks, insurance and other financial entities) that are subject to the threshold treatment and risk weighted at 250%.    2 RWA are calculated post application of the A-IRB multiplier of 6%, therefore the respective risk weight is higher than 300% and 400%.    3 The exposure amount for equities in the banking book is based on the net position.

p

UBS Group AG consolidated

Section 3  Counterparty credit risk

Counterparty credit risk (CCR) includes over-the-counter and exchange-traded derivatives, securities financing transactions (SFTs) and long settlement transactions. Within traded products, we determine the regulatory credit exposure on the majority of our derivatives portfolio by applying the effective expected positive exposure (EPE) and stressed expected positive exposure (stressed EPE) methods as defined in the Basel III framework. For the rest of the portfolio, we apply the current exposure method (CEM) based on the replacement value of derivatives in combination with a regulatory prescribed add-on. For the majority of SFTs (securities borrowing, securities lending, margin lending, repurchase agreements and reverse repurchase agreements), we determine the regulatory credit exposure using the close-out period (COP) approach.

This section is structured into two sub-sections:

Counterparty credit risk risk-weighted assets

Quarterly | Comprises disclosures on the quarterly credit risk risk-weighted assets (RWA) development. p

Counterparty credit risk exposure

Semiannual | Provides information on our counterparty credit risk exposures, credit valuation adjustment (CVA) capital charge and credit derivatives exposures. This section excludes counterparty credit risk exposures to central counterparties and CVA is separately covered in the “CCR2: Credit valuation adjustment (CVA) capital charge” table. p

Counterparty credit risk risk-weighted assets

Counterparty credit risk RWA development in the second quarter 2018

Quarterly | The “CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk (VaR)” table below provides a breakdown of the CCR RWA movements in the second quarter of 2018 across categories defined by the Basel Committee on Banking Supervision. These categories are described on page 42 of our 31 December 2017 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

CCR RWA under the IMM and VaR remained stable at CHF 22.8 billion, as the increases from methodology and policy changes, driven by a higher internal ratings-based (IRB) multiplier on Investment Bank exposures to corporates, and currency effects, were offset by asset size and asset quality movements. p

Quarterly |

CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk (VaR)
		For the quarter ended 30.6.18			For the quarter ended 31.3.18
		Derivatives	SFTs	Total	Derivatives	SFTs	Total
CHF million		Subject to IMM	Subject to VaR		Subject to IMM	Subject to VaR
1	RWA as of the beginning of the quarter	18,556	4,288	22,845	17,274	3,999	21,273
2	Asset size	(433)	62	(371)	1,067	333	1,400
3	Credit quality of counterparties	(236)	(48)	(284)	148	(71)	77
4	Model updates	0	0	0	0	0	0
5	Methodology and policy	227	64	291	225	54	279
5a	of which: regulatory add-ons	227	64	291	225	54	279
6	Acquisitions and disposals	0	0	0	0	0	0
7	Foreign exchange movements	271	53	324	(158)	(26)	(184)
8	Other	0	0	0	0	0	0
9	RWA as of the end of the quarter	18,386	4,419	22,805	18,556	4,288	22,845

p

Counterparty credit risk exposure

Semiannual | Exposure at default (EAD) post-credit risk mitigation (CRM) related to counterparty credit risk increased by CHF 8.9 billion to CHF 110.9 billion and RWA increased by CHF 3.1 billion to CHF 31.0 billion as of 30 June 2018. This was mainly driven by an increase in derivative exposures of CHF 5.7 billion with an effect on RWA of CHF 2.4 billion, primarily in our Foreign Exchange, Rates and Credit and Equities businesses within the Investment Bank, mainly reflecting client-driven increases and fair value changes, as well as the effect from the higher IRB multiplier on Investment Bank exposures to corporates. A further increase of CHF 3.2 billion EAD post-CRM is related to securities financing transactions in the Investment Bank’s Equities business, with an effect on RWA of CHF 0.7 billion. p

Semiannual |

CCR1: Analysis of counterparty credit risk (CCR) exposure by approach
CHF million, except where indicated		Replacement cost	Potential future exposure	EEPE	Alpha used for computing regulatory EAD	EAD post-CRM	RWA

30.6.18
1	SA-CCR (for derivatives)[1]	11,279[2]	9,197		1.0[1]	20,476	4,819
2	Internal model method (for derivatives)			30,408	1.6	48,653	18,188
3	Simple approach for credit risk mitigation (for SFTs)
4	Comprehensive approach for credit risk mitigation (for SFTs)					16,194	3,746
5	VaR (for SFTs)					25,536	4,278
6	Total					110,859	31,032

31.12.17
1	SA-CCR (for derivatives)[1]	10,665[2]	7,647		1.0[1]	18,313	3,803
2	Internal model method (for derivatives)			28,193	1.6	45,109	16,832
3	Simple approach for credit risk mitigation (for SFTs)
4	Comprehensive approach for credit risk mitigation (for SFTs)					15,732	3,420
5	VaR (for SFTs)					22,796	3,859
6	Total					101,950	27,913

1 Standardized approach for CCR. Calculated in accordance with the current exposure method (CEM) until the implementation of SA-CCR with expected effective date of 1 January 2020, when an alpha factor of 1.4 will be used for calculating regulatory EAD.    2 Replacement costs include collateral mitigation for on- and off-balance sheet exposures related to CCR for derivative transactions.

p

Semiannual | In addition to the default risk capital requirements for CCR based on the advanced internal ratings-based or standardized approach, we are required to add a capital charge to derivatives to cover the risk of mark-to-market losses associated with the deterioration of counterparty credit quality, referred to as the credit valuation adjustment (CVA). The advanced CVA VaR approach has been used to calculate the CVA capital charge where we apply the IMM. Where this is not the case, the standardized CVA approach has been applied. More information on our portfolios subject to the CVA capital charge as of 30 June 2018 is provided in the table below. p

Semiannual |

CCR2: Credit valuation adjustment (CVA) capital charge
		30.6.18		31.12.17
CHF million		EAD post CRM[1]	RWA	EAD post CRM[1]	RWA
	Total portfolios subject to the advanced CVA capital charge	27,702	1,783	24,062	1,966
1	(i) VaR component (including the 3× multiplier)		343		461
2	(ii) Stressed VaR component (including the 3× multiplier)		1,440		1,505
3	All portfolios subject to the standardized CVA capital charge	8,468	1,682	8,019	1,117
4	Total subject to the CVA capital charge	36,170	3,465	32,081	3,084
1 Includes EAD of the underlying portfolio subject to the respective CVA charge.

p

UBS Group AG consolidated

Semiannual | More information on the EAD post-CRM movements shown in the table below is provided on page 25 in the table “CCR1: Analysis of counterparty credit risk (CCR) exposure by approach.” p

Semiannual |

CCR3: Standardized approach – CCR exposures by regulatory portfolio and risk weights
CHF million
Risk weight		0%	10%	20%	50%	75%	100%	150%	Others	Total credit exposure

	Regulatory portfolio as of 30.6.18
1	Central governments and central banks	201								202
2	Banks and securities dealers			104	100		50	3		257
3	Public sector entities and multilateral development banks						1			1
4	Corporates			1	168		1,244			1,414
5	Retail					18	504			522
6	Equity
7	Other assets
8	Total	201		105	269	18	1,800	3	0	2,395

	Regulatory portfolio as of 31.12.17
1	Central governments and central banks	202								202
2	Banks and securities dealers			99	236		1			337
3	Public sector entities and multilateral development banks						4			4
4	Corporates				60		806			867
5	Retail					4	97			101
6	Equity
7	Other assets
8	Total	202		99	296	4	908	0	0	1,510

p

Semiannual | More information on the EAD post-CRM movements shown in the table below is provided on page 25 in the table “CCR1: Analysis of counterparty credit risk (CCR) exposure by approach.” Information on RWA for the first quarter of 2018, including details on movements in counterparty credit risk RWA, is provided on pages 5–6 in our 31 March 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, available under “Pillar 3 disclosures” at www.ubs.com/investors  and for the second quarter of 2018 on page 24 of this report. p

Semiannual |

CCR4: IRB – CCR exposures by portfolio and PD scale
CHF million, except where indicated	EAD post CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %

Central governments and central banks as of 30.6.18
0.00 to <0.15	8,747	0.0	0.1	49.1	0.4	797	9.1
0.15 to <0.25	277	0.2	<0.1	66.2	0.9	128	46.2
0.25 to <0.50	168	0.3	<0.1	90.7	1.0	151	89.9
0.50 to <0.75
0.75 to <2.50	25	0.9	<0.1	59.8	0.6	24	99.7
2.50 to <10.00	0	5.2	<0.1	67.2	1.0	1	253.9
10.00 to <100.00
100.00 (default)
Subtotal	9,217	0.1	0.2	50.4	0.5	1,102	12.0

Central governments and central banks as of 31.12.17
0.00 to <0.15	7,551	0.0	0.1	47.3	0.6	770	10.2
0.15 to <0.25	218	0.2	<0.1	68.1	0.9	105	48.2
0.25 to <0.50	26	0.3	<0.1	79.2	1.0	20	79.1
0.50 to <0.75	19	0.7	<0.1	70.0	0.1	17	87.8
0.75 to <2.50	31	1.0	<0.1	60.0	0.5	29	95.2
2.50 to <10.00	2	6.2	<0.1	70.0	1.0	5	281.5
10.00 to <100.00
100.00 (default)
Subtotal	7,847	0.1	0.2	48.1	0.6	946	12.1

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
CHF million, except where indicated	EAD post CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %

Banks and securities dealers as of 30.6.18
0.00 to <0.15	18,295	0.1	0.4	49.7	0.7	3,340	18.3
0.15 to <0.25	4,066	0.2	0.3	48.9	0.8	1,438	35.4
0.25 to <0.50	1,322	0.4	0.2	50.2	1.0	711	53.8
0.50 to <0.75	503	0.6	0.1	61.9	1.1	492	98.0
0.75 to <2.50	487	1.1	0.2	60.5	0.7	422	86.6
2.50 to <10.00	128	7.2	0.1	31.0	0.3	142	110.4
10.00 to <100.00	0	13.0	<0.1	66.0	1.0	1	249.1
100.00 (default)
Subtotal	24,801	0.2	1.2	50.0	0.7	6,546	26.4

Banks and securities dealers as of 31.12.17
0.00 to <0.15	17,970	0.1	0.4	50.0	0.7	3,076	17.1
0.15 to <0.25	3,121	0.2	0.3	49.2	0.9	1,177	37.7
0.25 to <0.50	1,364	0.4	0.2	47.6	1.0	716	52.5
0.50 to <0.75	418	0.6	0.1	63.6	1.0	421	100.7
0.75 to <2.50	588	1.1	0.2	61.6	0.7	603	102.6
2.50 to <10.00	84	4.7	0.1	42.7	0.4	117	139.5
10.00 to <100.00	0	13.0	<0.1	66.0	1.0	1	350.0
100.00 (default)	32		<0.1			34	106.0
Subtotal	23,577	0.3	1.2	50.3	0.7	6,145	26.1

Public sector entities, multilateral development banks as of 30.6.18
0.00 to <0.15	3,238	0.0	0.1	42.8	1.4	249	7.7
0.15 to <0.25	83	0.2	<0.1	58.9	1.0	31	36.7
0.25 to <0.50	44	0.3	<0.1	56.6	1.0	25	57.6
0.50 to <0.75
0.75 to <2.50	14	1.0	<0.1	35.0	1.0	8	60.4
2.50 to <10.00	0	2.7	<0.1	35.0	1.0	0	87.4
10.00 to <100.00
100.00 (default)	12		<0.1			13	106.0
Subtotal	3,391	0.4	0.1	43.3	1.4	326	9.6

Public sector entities, multilateral development banks as of 31.12.17
0.00 to <0.15	3,505	0.0	0.1	43.5	1.5	325	9.3
0.15 to <0.25	116	0.2	<0.1	49.3	1.2	35	30.6
0.25 to <0.50	41	0.3	<0.1	58.7	1.0	24	59.2
0.50 to <0.75
0.75 to <2.50	22	1.0	<0.1	35.0	0.0	11	50.0
2.50 to <10.00	0	2.7	<0.1	35.0	1.0	0	87.4
10.00 to <100.00
100.00 (default)	23		<0.1			24	106.0
Subtotal	3,706	0.6	0.1	43.6	1.5	420	11.3

UBS Group AG consolidated

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
CHF million, except where indicated	EAD post CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years	RWA	RWA density in %

Corporates: including specialized lending as of 30.6.18[1]
0.00 to <0.15	41,586	0.0	12.2	35.9	0.6	5,246	12.6
0.15 to <0.25	8,801	0.2	1.5	46.6	0.5	4,159	47.3
0.25 to <0.50	2,478	0.4	0.9	73.8	1.0	3,032	122.3
0.50 to <0.75	2,270	0.6	0.9	62.9	0.7	3,390	149.4
0.75 to <2.50	5,482	1.2	1.9	25.2	0.8	3,801	69.3
2.50 to <10.00	1,790	3.1	0.3	12.6	0.4	938	52.4
10.00 to <100.00	4	13.1	<0.1	46.2	1.0	14	317.5
100.00 (default)	1		<0.1			1	106.0
Subtotal	62,412	0.3	17.7	38.3	0.6	20,582	33.0

Corporates: including specialized lending as of 31.12.17[1]
0.00 to <0.15	37,903	0.0	12.0	37.7	0.6	4,862	12.8
0.15 to <0.25	7,472	0.2	1.5	46.9	0.5	3,403	45.5
0.25 to <0.50	2,592	0.4	1.0	68.8	1.0	3,061	118.1
0.50 to <0.75	1,921	0.6	0.9	64.7	0.7	2,828	147.2
0.75 to <2.50	6,084	1.2	1.9	22.3	0.8	3,807	62.6
2.50 to <10.00	1,781	3.2	0.3	12.8	0.4	928	52.1
10.00 to <100.00	2	13.5	<0.1	48.6	1.0	5	307.1
100.00 (default)	14		<0.1			15	106.0
Subtotal	57,768	0.3	17.6	38.8	0.6	18,908	32.7

Retail: other retail as of 30.6.18
0.00 to <0.15	7,907	0.0	17.1	27.8		292	3.7
0.15 to <0.25	308	0.2	0.2	61.1		72	23.5
0.25 to <0.50	61	0.3	0.1	27.2		10	16.8
0.50 to <0.75	11	0.6	0.1	27.0		3	23.4
0.75 to <2.50	337	1.0	11.2	29.8		117	34.7
2.50 to <10.00	15	3.8	0.1	29.1		7	44.7
10.00 to <100.00	5	21.4	0.1	29.4		3	69.7
100.00 (default)
Subtotal	8,643	0.1	29.0	29.0		504	5.8

Retail: other retail as of 31.12.17
0.00 to <0.15	6,931	0.0	13.9	27.2		250	3.6
0.15 to <0.25	193	0.2	0.1	28.9		21	11.1
0.25 to <0.50	43	0.4	0.1	29.3		8	18.1
0.50 to <0.75	13	0.6	0.1	28.8		3	24.9
0.75 to <2.50	316	1.0	10.4	29.7		111	35.3
2.50 to <10.00	42	3.9	0.2	29.4		19	45.2
10.00 to <100.00	4	20.2	0.1	32.1		3	74.5
100.00 (default)
Subtotal	7,542	0.1	24.8	27.4		415	5.5

Total 30.6.18	108,463	0.2	48.3	41.4	0.7	29,059	26.8
Total 31.12.17	100,439	0.3	43.9	41.6	0.8	26,834	26.7
1 Includes exposures to managed funds.

p

Semiannual | Fair value of collateral received from securities financing transactions decreased by CHF 9.7 billion to CHF 615.2  billion as of 30 June 2018. This decrease was primarily driven by lower securities financing transactions in Corporate Center – Group Asset and Liability Management (Group ALM), mainly reflecting reduced asset sourcing for central bank pledges and rebalancing within our high-quality liquid asset (HQLA) portfolio. In addition, fair value of collateral received from securities financing transactions decreased in the Investment Bank’s Corporate Client Solutions business, due to client-driven movements, mainly in margin lending transactions. These decreases were partly offset by a client-driven increase in the Investment Bank’s Equities business. p

Semiannual |

CCR5: Composition of collateral for CCR exposure[1]
	Collateral used in derivative transactions						Collateral used in SFTs
	Fair value of collateral received			Fair value of posted collateral			Fair value of collateral received	Fair value of posted collateral
CHF million	Segregated[2]	Unsegregated	Total	Segregated[3]	Unsegregated	Total

30.6.18
Cash – domestic currency		1,393	1,393	27	936	963	570	4,903
Cash – other currencies	2,839	37,386	40,224	3,198	20,730	23,928	42,148	97,594
Sovereign debt	1,580	8,851	10,431	3,740	8,374	12,114	201,894	142,269
Other debt securities		1,415	1,415	5	1,096	1,101	79,883	36,364
Equity securities	4,385	36	4,421	1,597	1,579	3,175	290,718	173,878
Total	8,804	49,079	57,883	8,567	32,715	41,282	615,213	455,008

31.12.17
Cash – domestic currency		1,340	1,340	22	912	934	284	2,400
Cash – other currencies	2,397	34,554	36,951	2,847	19,819	22,667	40,759	111,745
Sovereign debt	1,679	10,129	11,809	3,465	7,556	11,021	214,003	149,897
Other debt securities		1,181	1,181	5	1,334	1,338	71,659	30,043
Equity securities	2,825	44	2,869	1,782	1,119	2,900	298,179	158,348
Total	6,902	47,247	54,149	8,121	30,739	38,860	624,885	452,433

1 This table includes collateral received and posted with and without the right of rehypothecation, but excludes securities placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes for which there were no associated liabilities or contingent liabilities.    2 Includes collateral received in derivative transactions, primarily initial margins, that is placed with a third-party custodian and to which UBS has only access in the case of counterparty default.    3 Includes collateral posted to central counterparties, where we apply a 0% risk weight for trades that we have entered into on behalf of a client and where the client has signed a legally enforceable agreement stipulating that the default risk of that central counterparty is carried by the client.

p

Semiannual | Notionals for credit derivatives decreased by CHF 15.6 billion for protection bought and by CHF 13.2 billion for protection sold, primarily driven by a decrease in Corporate Center – Group Asset and Liability Management following trade compression with central counterparties, as well as continuous reductions in Corporate Center – Non-core and Legacy Portfolio. p

Semiannual |

CCR6: Credit derivatives exposures
	30.6.18		31.12.17
CHF million	Protection bought	Protection sold	Protection bought	Protection sold
Notionals[1]
Single-name credit default swaps	48,183	47,732	61,299	55,677
Index credit default swaps	33,988	33,145	38,268	38,372
Total return swaps	4,458	1,651	4,436	1,660
Credit options	6,034	58	4,289	58
Total notionals	92,662	82,586	108,292	95,767
Fair values
Positive fair value (asset)	932	1,206	793	2,035
Negative fair value (liability)	1,926	1,316	2,921	887
1 Includes notional amounts for client-cleared transactions.

p

UBS Group AG consolidated

Section 4  Securitizations

Introduction

This section provides details of traditional and synthetic securitization exposures in the banking and trading book based on the revised Basel III securitization framework, applicable since 1 January 2018, which incorporated changes to the treatment of banking book securitization positions.

In a traditional securitization, a pool of loans (or other debt obligations) is typically transferred to structured entities that have been established to own the loan pool and to issue tranched securities to third-party investors referencing this pool of loans. In a synthetic securitization, legal ownership of securitized pools of assets is typically retained, but associated credit risk is transferred to structured entities typically through guarantees, credit derivatives or credit-linked notes. Hybrid structures with a mix of traditional and synthetic features are disclosed as synthetic securitizations.

We act in different roles in securitization transactions. As originator, we create or purchase financial assets, which are then securitized in traditional or synthetic securitization transactions, enabling us to transfer significant risk to third-party investors. As sponsor, we manage, provide financing for or advice on securitization programs. In line with the Basel III framework, sponsoring includes underwriting activities. In all other cases, we act in the role of investor by taking securitization positions.

Regulatory capital treatment of securitization exposures

With the implementation of the revised securitization framework as of 1 January 2018 for banking book securitization exposures, the following approaches to calculate the associated risk-weighted assets (RWA) have become available, each with specific preconditions that must be met:

–   we use internal ratings (internal ratings-based approach (IRBA)) if the securitized pool largely consists of IRB positions and internal ratings are available;

–   if the IRBA approach cannot be applied, we use external ratings (external ratings-based approach (ERBA)), if available, from Standard & Poor’s, Moody’s Investors Service and Fitch Ratings for securitization exposures, provided that we are able to demonstrate our expertise in critically challenging and reviewing the external ratings; or

–   if we cannot apply the IRBA or ERBA methods, we apply the standardized approach (SA) where the delinquency status of a significant portion of the underlying exposure can be determined or a risk weight of 1,250%. Re-securitization positions are either treated under the standardized approach or with a 1,250% risk weight.

The selection of the external credit assessment institutions (ECAI) is based on the primary rating agency concept. This concept is applied, in principle, to avoid having the credit assessment by one ECAI applied to one or more tranches and by another ECAI to the other tranches, unless this is the result of the application of the specific rules for multiple assessments. If any two of the aforementioned rating agencies have issued a rating for a particular exposure, we would apply the lower of the two credit ratings. If all three rating agencies have issued a rating for a particular exposure, we would apply the middle of the three credit ratings. As of 30 June 2018, UBS did not use internal ratings for the purpose of the RWA calculation for securitization positions in the banking book.

Securitization exposures in the banking and trading book

Semiannual | The tables “SEC1: Securitization exposures in the banking book” and “SEC2: Securitization exposures in the trading book” outline the carrying values on the balance sheet in the banking and trading books as of 30 June 2018 and 31 December 2017. The activity is further broken down by our role (originator, sponsor or investor) and by securitization type (traditional or synthetic). Amounts disclosed under the “Traditional” column of these tables reflect the total outstanding notes at par value issued by the securitization vehicle at issuance. For synthetic securitization transactions, the amounts disclosed generally reflect the balance sheet carrying values of the securitized exposures at issuance.

The tables “SEC3: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor” and “SEC4: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as investor” have been modified to reflect changes to the revised securitization framework.

Development in RWA related to securitization exposures in the banking book in the first half of 2018

Securitization exposures in the banking book decreased by CHF 2.1 billion to CHF 0.2 billion as of 30 June 2018, with a corresponding decrease in RWA of CHF 0.4 billion. This was primarily driven by the termination of certain hedges in our Investment Bank’s Corporate Client Solutions business. p

Semiannual |

SEC1: Securitization exposures in the banking book
		Bank acts as originator			Bank acts as sponsor			Bank acts as originator & sponsor			Bank acts as investor			Total
CHF million		Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal

30.6.18
Asset classes
1	Retail (total)	91		91							0		0	91
	of which:
2	Residential mortgage	91		91							0		0	91
3	Credit card receivables
4	Student loans
5	Consumer loans
6	Other retail exposures
7	Wholesale (total)										141		141	141
	of which:
8	Loans to corporates or SME
9	Commercial mortgage										0		0	0
10	Lease and receivables
11	Trade receivables
12	Other wholesale										141		141	141
13	Re-securitization
14	Total securitization / re-securitization (including retail and wholesale)	91		91							141		141	232

31.12.17
Asset classes
1	Retail (total)	95		95	134		134				0		0	229
	of which:
2	Residential mortgage	95		95							0		0	95
3	Credit card receivables
4	Student loans				134		134							134
5	Consumer loans
6	Other retail exposures
7	Wholesale (total)		1,926	1,926							138		138	2,065
	of which:
8	Loans to corporates or SME		1,926	1,926										1,926
9	Commercial mortgage										0		0	0
10	Lease and receivables
11	Trade receivables
12	Other wholesale										138		138	138
13	Re-securitization	0		0	0		0				0		0	0
14	Total securitization / re-securitization (including retail and wholesale)	95	1,926	2,021	134		134				138		138	2,293

p

UBS Group AG consolidated

Semiannual |

SEC2: Securitization exposures in the trading book
		Bank acts as originator			Bank acts as sponsor			Bank acts as originator & sponsor			Bank acts as investor			Total
CHF million		Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal

30.6.18
Asset classes
1	Retail (total)	3		3	7		7				14		14	24
	of which:
2	Residential mortgage	3		3	7		7				14		14	24
3	Credit card receivables
4	Student loans
5	Consumer loans
6	Other retail exposures
7	Wholesale (total)				4		4	99		99	7		7	111
	of which:
8	Loans to corporates or SME
9	Commercial mortgage							99		99	7		7	107
10	Lease and receivables				4		4							4
11	Trade receivables
12	Other wholesale
13	Re-securitization		6	6	3		3				10		10	19
14	Total securitization / re-securitization (including retail and wholesale)	3	6	9	14		14	99		99	31		31	153

31.12.17
Asset classes
1	Retail (total)	3		3	10		10				26		26	39
	of which:
2	Residential mortgage	3		3	10		10				26		26	39
3	Credit card receivables
4	Student loans
5	Consumer loans
6	Other retail exposures
7	Wholesale (total)				2		2	18		18	7		7	26
	of which:
8	Loans to corporates or SME
9	Commercial mortgage							18		18	7		7	25
10	Lease and receivables
11	Trade receivables
12	Other wholesale				2		2
13	Re-securitization		6	6	2		2				9		9	17
14	Total securitization / re-securitization (including retail and wholesale)	3	6	9	13		13	18		18	43		43	83

p

Semiannual |

SEC3: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor
CHF million		Total exposure values	Exposure values (by RW bands)					Exposure values (by regulatory approach)				Total RWA	RWA (by regulatory approach)				Total capital charge after cap	Capital charge after cap
30.6.18			≤20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250%		SEC-IRBA	SEC-ERBA	SEC-SA	1250%		SEC-IRBA	SEC-ERBA	SEC-SA	1250%
Asset classes
1	Total exposures	91				0	91		91	0		1,140		1,140	1		91		91	0
2	Traditional securitization	91				0	91		91	0		1,140		1,140	1		91		91	0
3	of which: securitization	91				0	91		91	0		1,140		1,140	1		91		91	0
4	of which: retail underlying	91				0	91		91	0		1,140		1,140	1		91		91	0
5	of which: wholesale
6	of which: re-securitization
7	of which: senior
8	of which: non-senior
9	Synthetic securitization
10	of which: securitization
11	of which: retail underlying
12	of which: wholesale
13	of which: re-securitization
14	of which: senior
15	of which: non-senior

		Total exposure values	Exposure values (by RW bands)					Exposure values (by regulatory approach)			Total RWA	RWA (by regulatory approach)			Total capital charge after cap	Capital charge after cap
31.12.17			≤20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW	IRB RBA	IRB SFA	1250%		IRB RBA	IRB SFA	1250%		IRB RBA	IRB SFA	1250%
Asset classes
1	Total exposures	2,154	134	1,926		0	94	134	1,926	94	1,634	17	441	1,176	131	1	35	94
2	Traditional securitization	228	134			0	94	134		94	1,193	17		1,176	95	1		94
3	of which: securitization	228	134				94	134		94	1,193	17		1,176	95	1		94
4	of which: retail underlying	228	134				94	134		94	1,193	17		1,176	95	1		94
5	of which: wholesale
6	of which: re-securitization	0				0	0	0		0	0	0		0	0	0		0
7	of which: senior
8	of which: non-senior	0				0	0	0		0	0	0		0	0	0		0
9	Synthetic securitization	1,926		1,926					1,926		441		441		35		35
10	of which: securitization	1,926		1,926					1,926		441		441		35		35
11	of which: retail underlying
12	of which: wholesale	1,926		1,926					1,926		441		441		35		35
13	of which: re-securitization
14	of which: senior
15	of which: non-senior

p

UBS Group AG consolidated

Semiannual |

SEC4: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as investor
CHF million		Total exposure values	Exposure values (by RW bands)					Exposure values (by regulatory approach)				Total RWA	RWA (by regulatory approach)				Total capital charge after cap	Capital charge after cap
30.6.18			≤20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250%		SEC-IRBA	SEC-ERBA	SEC-SA	1250%		SEC-IRBA	SEC-ERBA	SEC-SA	1250%
Asset classes
1	Total exposures	141			62	79	0		141	0		123		123	0		10		10	0
2	Traditional securitization	141			62	79	0		141	0		123		123	0		10		10	0
3	of which: securitization	141			62	79	0		141	0		123		123	0		10		10	0
4	of which: retail underlying	0					0			0		0			0		0			0
5	of which: wholesale	141			62	79			141			123		123			10		10
6	of which: re-securitization
7	of which: senior
8	of which: non-senior
9	Synthetic securitization
10	of which: securitization
11	of which: retail underlying
12	of which: wholesale
13	of which: re-securitization
14	of which: senior
15	of which: non-senior

		Total exposure values	Exposure values (by RW bands)					Exposure values (by regulatory approach)			Total RWA	RWA (by regulatory approach)			Total capital charge after cap	Capital charge after cap
31.12.17			≤20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW	IRB RBA	IRB SFA	1250%		IRB RBA	IRB SFA	1250%		IRB RBA	IRB SFA	1250%
Asset classes
1	Total exposures	138	64	0	74	0	0	138		0	62	61		1	5	5		0
2	Traditional securitization	138	64	0	74	0	0	138		0	62	61		1	5	5		0
3	of which: securitization	138	64	0	74	0	0	138		0	62	61		1	5	5		0
4	of which: retail underlying	0					0			0	1			1	0			0
5	of which: wholesale	138	64	0	74		0	138		0	61	61		0	5	5		0
6	of which: re-securitization	0		0			0	0		0	0	0		0	0	0		0
7	of which: senior
8	of which: non-senior	0		0			0	0		0	0	0		0	0	0		0
9	Synthetic securitization
10	of which: securitization
11	of which: retail underlying
12	of which: wholesale
13	of which: re-securitization
14	of which: senior
15	of which: non-senior

p

Section 5  Market risk

Overview

The amount of capital required to underpin market risk in the regulatory trading book is calculated using a variety of methods approved by FINMA. The components of market risk risk-weighted assets (RWA) are value-at-risk (VaR), stressed VaR (SVaR), an add-on for risks that are potentially not fully modeled in VaR, the incremental risk charge (IRC), the comprehensive risk measure (CRM) for the correlation portfolio and the securitization framework for securitization positions in the trading book. Refer to pages 65–66, 79 and 81–83 in the 31 December 2017 Pillar 3 report – UBS Group AG and significant regulated subsidiaries and sub-groups under “Pillar 3 disclosures” at www.ubs.com/investors  for more information on each of these components.

Market risk risk-weighted assets

Market risk RWA development in the second quarter 2018

Quarterly | The four main components that contribute to market risk RWA are VaR, SVaR, IRC and CRM. VaR and SVaR components include the RWA charge for risks-not-in-VaR. The “MR2: RWA flow statements of market risk exposures under an internal models approach” table below provides a breakdown of the market risk RWA movement in the second quarter of 2018 across these components, according to Basel Committee on Banking Supervision-defined movement categories. These categories are described on page 75 of our 31 December 2017 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

Market risk RWA decreased by CHF 10.0 billion in the second quarter of 2018, primarily due to asset size and other movements resulting from lower average regulatory VaR and SVaR levels observed in the Investment Bank, mainly due to risk management actions taken during the quarter. The VaR multiplier remained unchanged at 3.0. p

Quarterly |

MR2: RWA flow statements of market risk exposures under an internal models approach[1]
CHF million		VaR	Stressed VaR	IRC	CRM	Other	Total RWA
1	RWA as of 31.12.17	3,077	5,267	3,457	79		11,881
1a	Regulatory adjustment	(2,392)	(4,518)	0	(26)		(6,936)
1b	RWA at previous quarter-end (end of day)	685	749	3,457	53		4,944
2	Movement in risk levels	379	1,453	(1,181)			650
3	Model updates / changes	69	(3)				66
4	Methodology and policy
5	Acquisitions and disposals
6	Foreign exchange movements
7	Other	18	269		(16)		271
8a	RWA at the end of the reporting period (end of day)	1,150	2,468	2,276	37		5,932
8b	Regulatory adjustment	5,740	9,503	807	13		16,064
8c	RWA as of 31.3.18	6,891	11,971	3,083	50		21,996
1	RWA as of 31.3.18	6,891	11,971	3,083	50		21,996
1a	Regulatory adjustment	(5,740)	(9,503)	(807)	(13)		(16,064)
1b	RWA at previous quarter-end (end of day)	1,150	2,468	2,276	37		5,932
2	Movement in risk levels	1,069	908	102			2,080
3	Model updates / changes	(142)	13				(129)
4	Methodology and policy
5	Acquisitions and disposals
6	Foreign exchange movements
7	Other	(106)	26		19		(61)
8a	RWA at the end of the reporting period (end of day)	1,972	3,416	2,378	56		7,822
8b	Regulatory adjustment	1,300	2,908	0	0		4,208
8c	RWA as of 30.6.18	3,272	6,324	2,378	56		12,030
1 Components that describe movements in RWA are presented in italic.

p

UBS Group AG consolidated

Securitization positions in the trading book

Semiannual | Our exposure to securitization positions in the trading book is limited and relates primarily to positions in Corporate Center – Non-core and Legacy Portfolio that we continue to wind down. A small amount of exposure also arises from secondary trading in commercial mortgage-backed securities in the Investment Bank. Refer to the “Regulatory exposures and risk-weighted assets” table on pages 8–9 and to the “Securitizations” section of this report for more information.

The table below provides information on market risk RWA from securitization exposures in the trading book. p

Semiannual |

MR1: Market risk under standardized approach
CHF million		30.6.18	31.12.17
Outright products
1	Interest rate risk (general and specific)
2	Equity risk (general and specific)
3	Foreign exchange risk
4	Commodity risk
Options
5	Simplified approach
6	Delta-plus method
7	Scenario approach
8	Securitization	361	400
9	Total	361	400

p

Regulatory calculation of market risk

Semiannual | The table below shows minimum, maximum, average and period-end regulatory VaR, SVaR, the IRC and the comprehensive risk capital charge.

During the first half of 2018, 10-day 99% regulatory VaR and SVaR increased, driven primarily by our Equities, Rates and Credit businesses. p

Semiannual |

MR3: IMA values for trading portfolios
CHF million		For the six-month period ended 30.6.18	For the six-month period ended 31.12.17
	VaR (10-day 99%)
1	Maximum value	172	89
2	Average value	50	35
3	Minimum value	2	12
4	Period end	64	21
	Stressed VaR (10-day 99%)
5	Maximum value	313	315
6	Average value	102	84
7	Minimum value	22	26
8	Period end	121	30
	Incremental risk charge (99.9%)
9	Maximum value	331	303
10	Average value	214	265
11	Minimum value	147	208
12	Period end	190	277
	Comprehensive risk capital charge (99.9%)
13	Maximum value	5	9
14	Average value	4	6
15	Minimum value	3	4
16	Period end	4	4
17	Floor (standardized measurement method)	1	1

p

UBS Group AG consolidated

MR4: Comparison of VaR estimates with gains/losses

Semiannual | The “Group: development of backtesting revenues and actual trading revenues against backtesting VaR (1-day, 99% confidence)” chart below shows the six-month development of backtesting VaR against the Group’s backtesting revenues for the first half of 2018. The chart shows the negative and the positive tails of the backtesting VaR distribution at 99% confidence intervals representing the losses and gains, respectively, that could potentially be realized over a one-day period at that level of confidence.

The asymmetry between the negative and positive tails is due to the long gamma risk profile that is run historically in the Investment Bank. This long gamma position profits from increases in volatility, which therefore benefits the positive tail of the VaR simulated profit or loss distribution.

There was one new Group VaR negative backtesting exception in the first half of 2018. The total number of negative backtesting exceptions within a 250-business-day window increased to 2. The FINMA VaR multiplier for market risk RWA remained unchanged at 3.0.

More information on the backtesting exceptions that occurred during 2017 is provided on page 151 of our Annual Report 2017, available under “Annual reporting” at www.ubs.com/investors, and on page 80 of our 31 December 2017 Pillar 3 report – UBS Group AG and significant regulated subsidiaries and sub-groups, available under “Pillar 3 disclosures” at www.ubs.com/investors. p

Semiannual |

p

Section 6  Going and gone concern requirements and eligible capital

The table below provides details on the Swiss systemically relevant bank going and gone concern requirements as required by FINMA. More information on capital management is provided on pages 54–64 of our second quarter 2018 report, available under “Quarterly reporting” at www.ubs.com/investors.

Quarterly |

Swiss SRB going and gone concern requirements and information[1]
As of 30.6.18	Swiss SRB, including transitional arrangements				Swiss SRB as of 1.1.20
CHF million, except where indicated	RWA		LRD		RWA		LRD

Required loss-absorbing capacity	in %		in %		in %		in %
Common equity tier 1 capital	9.72	24,528	2.90	26,170	10.26	25,891	3.50	31,584
of which: minimum capital	5.40	13,628	1.90	17,146	4.50	11,357	1.50	13,536
of which: buffer capital	4.06	10,246	1.00	9,024	5.50	13,880	2.00	18,048
of which: countercyclical buffer[2]	0.26	654			0.26	654
Maximum additional tier 1 capital	3.40	8,581	1.10	9,926	4.30	10,852	1.50	13,536
of which: high-trigger loss-absorbing additional tier 1 minimum capital	2.60	6,562	1.10	9,926	3.50	8,833	1.50	13,536
of which: high-trigger loss-absorbing additional tier 1 buffer capital	0.80	2,019			0.80	2,019
Total going concern capital	13.12	33,109	4.00	36,096	14.56[3]	36,743	5.00[3]	45,120
Base gone concern loss-absorbing capacity, including applicable add-ons and rebate	7.65[4]	19,317	2.58[4]	23,282	12.30[5]	31,037	4.30[5]	38,804
Total gone concern loss-absorbing capacity	7.65	19,317	2.58	23,282	12.30	31,037	4.30	38,804
Total loss-absorbing capacity	20.77	52,425	6.58	59,378	26.86	67,780	9.30	83,924

Eligible loss-absorbing capacity
Common equity tier 1 capital	13.40	33,817	3.75	33,817	13.40	33,817	3.75	33,817
High-trigger loss-absorbing additional tier 1 capital[6,7]	7.10	17,912	1.98	17,912	4.41	11,139	1.23	11,139
of which: high-trigger loss-absorbing additional tier 1 capital	3.48	8,780	0.97	8,780	3.48	8,780	0.97	8,780
of which: low-trigger loss-absorbing additional tier 1 capital	0.93	2,359	0.26	2,359	0.93	2,359	0.26	2,359
of which: high-trigger loss-absorbing tier 2 capital	0.17	434	0.05	434
of which: low-trigger loss-absorbing tier 2 capital	2.51	6,339	0.70	6,339
Total going concern capital	20.50	51,729	5.73	51,729	17.81	44,956	4.98	44,956
Gone concern loss-absorbing capacity	11.96	30,195	3.35	30,195	14.48	36,535	4.05	36,535
of which: TLAC-eligible senior unsecured debt	11.54	29,123	3.23	29,123	11.54	29,123	3.23	29,123
Total gone concern loss-absorbing capacity	11.96	30,195	3.35	30,195	14.48	36,535	4.05	36,535
Total loss-absorbing capacity	32.46	81,924	9.08	81,924	32.29	81,491	9.03	81,491

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		252,373				252,373
Leverage ratio denominator				902,408				902,408

1 This table includes a rebate equal to 35% of the maximum rebate on the gone concern requirements, which was granted by FINMA and will be phased in until 1 January 2020. This table does not include a rebate for the usage of low-trigger loss-absorbing additional tier 1 or tier 2 capital instruments to meet the gone concern requirements.    2 Going concern capital ratio requirements include countercyclical buffer requirements of 0.26%.    3 Includes applicable add-ons of 1.44% for RWA and 0.5% for leverage ratio denominator (LRD).    4 Includes applicable add-ons of 0.72% for RWA and 0.25% for LRD and a rebate of 1.25% for RWA and 0.42% for LRD.    5 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD and a rebate of 2% for RWA and 0.7% for LRD.    6 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until their first call date, even if the first call date is after 31 December 2019. As of their first call date, these instruments are eligible to meet the gone concern requirements.    7 Includes outstanding high- and low-trigger loss-absorbing tier 2 capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and to meet gone concern requirements thereafter. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity. Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.

p

UBS Group AG consolidated

Explanation of the difference between the IFRS and regulatory scope of consolidation

Quarterly | The scope of consolidation for the purpose of calculating Group regulatory capital is generally the same as the consolidation scope under International Financial Reporting Standards (IFRS) and includes subsidiaries that are directly or indirectly controlled by UBS Group AG and active in banking and finance. However, subsidiaries consolidated under IFRS whose business is outside the banking and finance sector are excluded from the regulatory scope of consolidation.

The key difference between the IFRS and regulatory capital scope of consolidation as of 30 June 2018 relates to investments in insurance, real estate and commercial companies as well as investment vehicles that are consolidated under IFRS, but not for regulatory capital purposes, where they are subject to risk-weighting.

The table below provides a list of the most significant entities that were included in the IFRS scope of consolidation, but not in the regulatory capital scope of consolidation. These entities account for most of the difference between the “Balance sheet in accordance with IFRS scope of consolidation” and the “Balance sheet in accordance with regulatory scope of consolidation” columns in the “Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” table and such difference is mainly related to financial assets at fair value not held for trading and other financial liabilities designated at fair value. As of 30 June 2018, entities consolidated under either the IFRS or the regulatory scope of consolidation did not report any significant capital deficiencies.

In the banking book, certain equity investments are consolidated neither under IFRS nor under the regulatory scope. As of 30 June 2018, these investments mainly consisted of infrastructure holdings and joint operations (e.g., settlement and clearing institutions, stock and financial futures exchanges) and included our participation in the SIX Group. These investments were risk-weighted based on applicable threshold rules.

More information on the legal structure of the UBS Group and on the IFRS scope of consolidation is provided on pages 12–13 and 325–326, respectively, of our Annual Report 2017, available under “Annual reporting” at www.ubs.com/investors.

→  Refer to “Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups” on page 142 of our second quarter 2018 report under “Quarterly reporting” at www.ubs.com/investors  for more information on transfer of funds or capital within the Group p

Quarterly |

Main legal entities consolidated under IFRS but not included in the regulatory scope of consolidation
	30.6.18
CHF million	Total assets[1]	Total equity[1]	Purpose
UBS Asset Management Life Limited	24,959	41	Life Insurance
A&Q Alternative Solution Master Limited	307	307[2]	Investment vehicle for multiple investors
A&Q Alternative Solution Limited	307	301[2]	Investment vehicle for multiple investors
UBS Life Insurance Company USA	167	43	Life Insurance
A&Q Alpha Select Hedge Fund Limited	167	156[2]	Investment vehicle for multiple investors
A&Q Global Alpha Strategies XL Limited	138	69[2]	Investment vehicle for multiple investors
A&Q Alpha Select Hedge Fund XL	115	58[2]	Investment vehicle for multiple investors

1 Total assets and total equity on a standalone basis.    2 Represents the net asset value of issued fund units. These fund units are subject to liability treatment in the consolidated financial statements in accordance with IFRS.

p

Quarterly | The table below and on the next page provides a reconciliation of the IFRS balance sheet to the balance sheet according to the regulatory scope of consolidation as defined by the Basel Committee on Banking Supervision (BCBS) and FINMA. Lines in the balance sheet under the regulatory scope of consolidation are expanded and referenced where relevant to display all components that are used in the “Composition of capital” table. p

Quarterly |

Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
As of 30.6.18	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References[1]
CHF million

Assets
Cash and balances at central banks	102,262			102,262
Loans and advances to banks	15,577	(247)		15,331
Receivables from securities financing transactions	76,450			76,450
Cash collateral receivables on derivative instruments	24,937			24,937
Loans and advances to customers	318,278	19		318,297
Other financial assets measured at amortized cost	20,996	(272)		20,723
Total financial assets measured at amortized cost	558,500	(501)		557,999
Financial assets at fair value held for trading	112,121	(403)		111,718
of which: assets pledged as collateral that may be sold or repledged by counterparties	36,580			36,580
Derivative financial instruments	121,604	11		121,615
Brokerage receivables	18,415			18,415
Financial assets at fair value not held for trading	93,217	(24,571)		68,646
Total financial assets measured at fair value through profit or loss	345,357	(24,962)		320,395
Financial assets measured at fair value through other comprehensive income	6,941			6,941
Consolidated participations	0	102		102
Investments in associates	1,026			1,026
of which: goodwill	350			350	4
Property, equipment and software	9,083	(55)		9,028
Goodwill and intangible assets	6,391			6,391
of which: goodwill	6,212			6,212	4
of which: intangible assets	179			179	5
Deferred tax assets	9,859			9,859
of which: deferred tax assets recognized for tax loss carry-forwards	6,092			6,092	6
of which: deferred tax assets on temporary differences	3,767			3,767	10
Other non-financial assets	7,324	(18)		7,306
of which: net defined benefit pension and other post-employment assets	61			61	8
Total assets	944,482	(25,433)		919,049

UBS Group AG consolidated

Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation (continued)

As of 30.6.18	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References[1]
CHF million

Liabilities
Amounts due to banks	10,242			10,242
Payables from securities financing transactions	10,130			10,130
Cash collateral payables on derivative instruments	31,843			31,843
Customer deposits	403,430	(59)		403,371
Debt issued measured at amortized cost	137,530	(8)		137,521
of which: amount eligible for high-trigger loss-absorbing additional tier 1 capital[2]	7,119			7,119	9
of which: amount eligible for low-trigger loss-absorbing additional tier 1 capital[2]	2,359			2,359	9
of which: amount eligible for low-trigger loss-absorbing tier 2 capital[3]	6,339			6,339	11
of which: amount eligible for capital instruments subject to phase-out from tier 2 capital[4]	696			696	12
Other financial liabilities measured at amortized cost	6,909	(437)		6,472
Total financial liabilities measured at amortized cost	600,084	(505)		599,579
Financial liabilities at fair value held for trading	31,416			31,416
Derivative financial instruments	119,223	3		119,226
Brokerage payables designated at fair value	37,904			37,904
Debt issued designated at fair value	56,849			56,849
Other financial liabilities designated at fair value	37,342	(24,913)		12,429
Total financial liabilities measured at fair value through profit or loss	282,734	(24,910)		257,824
Provisions	3,123			3,123
Other non-financial liabilities	7,708	(16)		7,692
of which: amount eligible for high-trigger loss-absorbing capital (Deferred Contingent Capital Plan (DCCP))[5]	1,156			1,156	9
of which: deferred tax liabilities related to goodwill	54			54	4
of which: deferred tax liabilities related to other intangible assets	3			3	5
Total liabilities	893,649	(25,431)		868,218

Equity
Share capital	385			385	1
Share premium	22,961			22,961	1
Treasury shares	(2,032)			(2,032)	3
Retained earnings	35,584	(22)		35,562	2
Other comprehensive income recognized directly in equity, net of tax	(6,124)	20		(6,104)	3
of which: unrealized gains / (losses) from cash flow hedges	(264)			(264)	7
Equity attributable to shareholders	50,774	(3)		50,771
Equity attributable to non-controlling interests	60			60
Total equity	50,834	(3)		50,832
Total liabilities and equity	944,482	(25,433)		919,049

1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “Composition of capital” table.    2 Represents IFRS carrying value.    3 IFRS carrying value is CHF 6,748 million.    4 IFRS carrying value is CHF 705 million.    5 IFRS carrying value is CHF 1,770 million. Refer to the “Compensation” section of our Annual Report 2017 for more information on the DCCP.

p

Composition of capital

Quarterly | The table below and on the following pages provides the “Composition of capital” as defined by the BCBS and FINMA. Reference is made to items reconciling to the balance sheet under the regulatory scope of consolidation as disclosed in the “Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” table.

Refer to the documents “Capital instruments of UBS Group AG consolidated and UBS AG consolidated and standalone – key features” and “UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt” under “Bondholder information” at www.ubs.com/investors  for an overview of the main features of our regulatory capital instruments, as well as the full terms and conditions. p

Quarterly |

Composition of capital
As of 30.6.18		Numbers phase-in	Effect of the transition phase	References[1]
CHF million, except where indicated
1	Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus	23,346		1
2	Retained earnings	35,562		2
3	Accumulated other comprehensive income (and other reserves)	(8,136)		3
4	Directly issued capital subject to phase-out from common equity tier 1 (CET1) capital (only applicable to non-joint stock companies)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in Group CET1 capital)
6	Common equity tier 1 capital before regulatory adjustments	50,771
7	Prudential valuation adjustments	(120)
8	Goodwill, net of tax	(6,508)		4
9	Intangible assets, net of tax	(176)		5
10	Deferred tax assets recognized for tax loss carry-forwards[2]	(6,113)		6
11	Unrealized (gains) / losses from cash flow hedges, net of tax	264		7
12	Expected losses on advanced internal ratings-based portfolio less provisions	(397)
13	Securitization gain on sale
14	Own credit related to financial liabilities designated at fair value, net of tax, and replacement values	(319)
15	Defined benefit plans	(61)		8
16	Compensation and own shares-related capital components (not recognized in net profit)[3]	(1,805)		9
17	Reciprocal crossholdings in common equity
17a	Qualifying interest where a controlling influence is exercised together with other owners (CET1 instruments)
17b	Consolidated investments (CET1 instruments)
18

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital

(amount above 10% threshold)

19

Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)

20	Mortgage servicing rights (amount above 10% threshold)
21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)	(289)		10
22	Amount exceeding the 15% threshold
23	of which: significant investments in the common stock of financials
24	of which: mortgage servicing rights
25	of which: deferred tax assets arising from temporary differences
26	Expected losses on equity investments treated according to the PD / LGD approach
26a	Other adjustments relating to the application of an internationally accepted accounting standard
26b	Other deductions	(1,429)
27	Regulatory adjustments applied to common equity tier 1 due to insufficient additional tier 1 and tier 2 to cover deductions
28	Total regulatory adjustments to common equity tier 1	(16,954)

UBS Group AG consolidated

Composition of capital (continued)

As of 30.6.18		Numbers phase-in	Effect of the transition phase	References [1]
CHF million, except where indicated
29	Common equity tier 1 capital (CET1)	33,817
30	Directly issued qualifying additional tier 1 instruments plus related stock surplus	11,139
31	of which: classified as equity under applicable accounting standards
32	of which: classified as liabilities under applicable accounting standards	11,139		9
33	Directly issued capital instruments subject to phase-out from additional tier 1
34	Additional tier 1 instruments (and CET1 instruments not included in line 5) issued by subsidiaries and held by third parties (amount allowed in Group AT1)
35	of which: instruments issued by subsidiaries subject to phase-out
36	Additional tier 1 capital before regulatory adjustments	11,139
37	Investments in own additional tier 1 instruments
38	Reciprocal crossholdings in additional tier 1 instruments
38a	Qualifying interest where a controlling influence is exercised together with other owner (AT1 instruments)
38b	Holdings in companies which are to be consolidated (AT1 instruments)
39

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)

40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
41	National specific regulatory adjustments
42	Regulatory adjustments applied to additional tier 1 due to insufficient tier 2 to cover deductions
Tier 1 adjustments on impact of transitional arrangements
42a	Excess of the adjustments, which are allocated to the common equity tier 1 capital
43	Total regulatory adjustments to additional tier 1 capital
44	Additional tier 1 capital (AT1)	11,139
45	Tier 1 capital (T1 = CET1 + AT1)	44,956
46	Directly issued qualifying tier 2 instruments plus related stock surplus	6,340		11
47	Directly issued capital instruments subject to phase-out from tier 2	712	(712)	12
48	Tier 2 instruments (and CET1 and AT1 instruments not included in lines 5 or 34) issued by subsidiaries and held by third parties (amount allowed in Group tier 2)
49	of which: instruments issued by subsidiaries subject to phase-out
50	Provisions
51	Tier 2 capital before regulatory adjustments	7,051
52	Investments in own tier 2 instruments[4]	(16)	16	11, 12
53	Reciprocal crossholdings in tier 2 instruments
53a	Qualifying interest where a controlling influence is exercised together with other owner (tier 2 instruments)
53b	Investments to be consolidated (tier 2 instruments)
54

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)

55	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
56	National specific regulatory adjustments
56a	Excess of the adjustments, which are allocated to the AT1 capital
57	Total regulatory adjustments to tier 2 capital	(16)	16

Composition of capital (continued)

As of 30.6.18		Numbers phase-in	Effect of the transition phase	References[1]
CHF million, except where indicated
58	Tier 2 capital (T2)	7,035	(696)
	of which: low-trigger loss-absorbing capital	6,339		11
59	Total capital (TC = T1 + T2)	51,991	(696)
60	Total risk-weighted assets	252,373
	Capital ratios and buffers
61	Common equity tier 1 (as a percentage of risk-weighted assets)	13.4
62	Tier 1 (pos 45 as a percentage of risk-weighted assets)	17.8
63	Total capital (pos 59 as a percentage of risk-weighted assets)	20.6
64	CET1 requirement (base capital, buffer capital and countercyclical buffer requirements) plus G-SIB buffer requirement, expressed as a percentage of risk-weighted assets[5]	7.4
65	of which: capital buffer requirement	1.9
66	of which: bank-specific countercyclical buffer requirement	0.3
67	of which: G-SIB buffer requirement	0.8
68	Common equity tier 1 available to meet buffers (as a percentage of risk-weighted assets)	13.4
68a–f	Not applicable for systemically relevant banks according to FINMA Circular 11/2
72	Non-significant investments in the capital of other financials	1,629
73	Significant investments in the common stock of financials	743
74	Mortgage servicing rights, net of tax
75	Deferred tax assets arising from temporary differences, net of tax	3,700
	Applicable caps on the inclusion of provisions in tier 2
76	Provisions eligible for inclusion in tier 2 in respect of exposures subject to standardized approach (prior to application of cap)
77	Cap on inclusion of provisions in tier 2 under standardized approach
78	Provisions eligible for inclusion in tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)
79	Cap for inclusion of provisions in tier 2 under internal ratings-based approach

1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” table.    2 IFRS netting for deferred tax assets and liabilities is reversed for items deducted from CET1 capital.    3 Includes CHF 505 million in DCCP-related charge for regulatory capital purposes.    4 Consists of own instruments for loss-absorbing tier 2 capital of CHF 0.1 million and for phase-out tier 2 capital of CHF 16.2 million.    5 BCBS requirements are exceeded by our Swiss SRB requirements. Refer to the “Capital management“ section of our Annual Report 2017 for more information on the Swiss SRB requirements.

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UBS Group AG consolidated

Section 7  Leverage ratio

BCBS Basel III leverage ratio

Quarterly | The Basel Committee on Banking Supervision (BCBS) leverage ratio is calculated by dividing the period-end tier 1 capital by the period-end leverage ratio denominator (LRD). The LRD consists of International Financial Reporting Standards (IFRS) on-balance sheet assets and off-balance sheet items. Derivative exposures are adjusted for a number of items, including replacement value and eligible cash variation margin netting, the current exposure method add-on and net notional amounts for written credit derivatives. The LRD also includes an additional charge for counterparty credit risk related to securities financing transactions. In addition, balance sheet assets deducted from our tier 1 capital are excluded from LRD.

The “Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions” table below shows the difference between total IFRS assets per IFRS consolidation scope and the BCBS total on-balance sheet exposures, which are the starting point for calculating the BCBS LRD as shown in the “BCBS Basel III leverage ratio common disclosure” table on the next page. The difference is due to the application of the regulatory scope of consolidation for the purpose of the BCBS calculation. In addition, carrying values for derivative financial instruments and securities financing transactions are deducted from IFRS total assets. They are measured differently under BCBS leverage ratio rules and are therefore added back in separate exposure line items in the “BCBS Basel III leverage ratio common disclosure” table on the next page.

As of 30 June 2018, our BCBS Basel III leverage ratio was 5.0% and the BCBS Basel III LRD was CHF 902 billion. Information on our Swiss systemically relevant bank (SRB) leverage ratio and the movement in our LRD compared with the prior quarter is provided on pages 63–64 of our second quarter 2018 report, available under “Quarterly reporting” at www.ubs.com/investors. p

Difference between the Swiss SRB and BCBS leverage ratio

Quarterly | The LRD is the same under Swiss SRB and BCBS rules. However, there is a difference in the capital numerator between the two frameworks. Under BCBS rules, only common equity tier 1 and additional tier 1 capital are included in the numerator. Under Swiss SRB rules, we are required to meet going as well as gone concern leverage ratio requirements. Therefore, depending on the requirement, the numerator includes tier 1 capital instruments, tier 2 capital instruments and / or total loss-absorbing capacity (TLAC)-eligible senior unsecured debt. p

Quarterly |

Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
CHF million	30.6.18	31.3.18	31.12.17
On-balance sheet exposures
IFRS total assets	944,482	919,361	915,642
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	(25,433)	(24,805)	(12,142)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory purposes	0	0	0
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0	0	0
Less carrying value of derivative financial instruments in IFRS total assets[1]	(146,553)	(137,616)	(141,673)
Less carrying value of securities financing transactions in IFRS total assets[2]	(103,361)	(106,485)	(114,895)
Adjustments to accounting values	0	0	0
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral	669,135	650,455	646,933
Asset amounts deducted in determining BCBS Basel III tier 1 capital	(13,545)	(13,250)	(12,624)
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)	655,591	637,205	634,309

1 Consists of derivative financial instruments and cash collateral receivables on derivative instruments in accordance with the regulatory scope of consolidation.    2 Consists of receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions in accordance with the regulatory scope of consolidation.

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Quarterly |

BCBS Basel III leverage ratio common disclosure
CHF million, except where indicated		30.6.18	31.3.18	31.12.17

	On-balance sheet exposures
1	On-balance sheet items excluding derivatives and SFTs, but including collateral	669,135	650,455	646,933
2	(Asset amounts deducted in determining Basel III tier 1 capital)[1]	(13,545)	(13,250)	(12,624)
3	Total on-balance sheet exposures (excluding derivatives and SFTs)	655,591	637,205	634,309

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)	43,788	42,546	42,135
5	Add-on amounts for PFE associated with all derivatives transactions	92,317	91,207	89,205
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0	0	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(13,662)	(13,266)	(12,481)
8	(Exempted CCP leg of client-cleared trade exposures)	(22,182)	(22,550)	(22,836)
9	Adjusted effective notional amount of all written credit derivatives[2]	79,933	87,252	94,031
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)[3]	(78,132)	(85,134)	(91,951)
11	Total derivative exposures	102,062	100,055	98,103

	Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	176,637	177,346	191,696
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(73,276)	(70,861)	(76,802)
14	CCR exposure for SFT assets	9,787	9,406	9,269
15	Agent transaction exposures	0	0	0
16	Total securities financing transaction exposures	113,148	115,891	124,164

	Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	93,440	88,553	93,090
18	(Adjustments for conversion to credit equivalent amounts)	(61,833)	(59,235)	(62,031)
19	Total off-balance sheet items	31,607	29,318	31,059
	Total exposures (leverage ratio denominator), phase-in			887,635
	(Additional asset amounts deducted in determining Basel III tier 1 capital fully applied)			(1,519)
	Total exposures (leverage ratio denominator), fully applied	902,408	882,469	886,116

	Capital and total exposures (leverage ratio denominator), phase-in
20	Tier 1 capital			43,438
21	Total exposures (leverage ratio denominator)			887,635
	Leverage ratio
22	Basel III leverage ratio phase-in (%)			4.9

	Capital and total exposures (leverage ratio denominator), fully applied
20	Tier 1 capital	44,956	44,026	41,911
21	Total exposures (leverage ratio denominator)	902,408	882,469	886,116
	Leverage ratio
22	Basel III leverage ratio fully applied (%)	5.0	5.0	4.7

1 As of 31 December 2017, the phase-in deduction applied for the purpose of the CET1 capital calculation was 80%. These effects are fully phased in from 1 January 2018. Associated prudential filters applied to LRD are also fully phased in from 1 January 2018.    2 Includes protection sold, including agency transactions.    3 Protection sold can be offset with protection bought on the same underlying reference entity, provided that the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.

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UBS Group AG consolidated

Quarterly |

BCBS Basel III leverage ratio summary comparison
CHF million		30.6.18	31.3.18	31.12.17
1	Total consolidated assets as per published financial statements	944,482	919,361	915,642
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation[1]	(38,978)	(38,055)	(24,765)
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0	0	0
4	Adjustments for derivative financial instruments	(44,491)	(37,561)	(43,570)
5	Adjustment for securities financing transactions (i.e., repos and similar secured lending)	9,787	9,406	9,269
6	Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	31,607	29,318	31,059
7	Other adjustments	0	0	0
8	Leverage ratio exposure (leverage ratio denominator)[2]	902,408	882,469	887,635

1 This item includes assets that are deducted from CET1 capital.    2 As of 31 December 2017, the phase-in deduction applied for the purpose of the CET1 capital calculation was 80%. These effects are fully phased in from 1 January 2018. Associated prudential filters applied to LRD are also fully phased in from 1 January 2018.

p

Quarterly |

BCBS Basel III leverage ratio
CHF million, except where indicated
Phase-in	30.6.18	31.3.18	31.12.17	30.9.17
Total tier 1 capital			43,438	44,315
BCBS total exposures (leverage ratio denominator)			887,635	886,969
BCBS Basel III leverage ratio (%)			4.9	5.0

Fully applied	30.6.18	31.3.18	31.12.17	30.9.17
Total tier 1 capital	44,956	44,026	41,911	41,493
BCBS total exposures (leverage ratio denominator)	902,408	882,469	886,116	884,834
BCBS Basel III leverage ratio (%)	5.0	5.0	4.7	4.7

p

Section 8  Liquidity coverage ratio

High-quality liquid assets

Quarterly | High-quality liquid assets (HQLA) must be easily and immediately convertible into cash at little or no loss of value, especially during a period of stress. HQLA are assets that are of low risk and are unencumbered. Other characteristics of HQLA are ease and certainty of valuation, low correlation with risky assets, listing on a developed and recognized exchange, an active and sizable market and low volatility. Based on these characteristics, HQLA are categorized as Level 1 (primarily central bank reserves and government bonds) or Level 2 (primarily US and European agency bonds as well as non-financial corporate covered bonds). Level 2 assets are subject to regulatory haircuts and caps. p

Quarterly |

High-quality liquid assets
	Average 2Q18[1]			Average 1Q18[1]			Average 4Q17[1]
CHF billion	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]
Cash balances[3]	102	0	102	101	0	101	103	0	103
Securities (on- and off-balance sheet)	70	9	79	74	9	82	63	17	80
Total high-quality liquid assets[4]	172	9	181	174	9	183	166	17	183

1 Calculated based on an average of 65 data points in the second quarter of 2018, 64 data points in the first quarter of 2018 and 63 data points in the fourth quarter of 2017.    2 Calculated after the application of haircuts.    3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.

p

UBS Group AG consolidated

Liquidity coverage ratio

Quarterly | In the second quarter of 2018, our liquidity coverage ratio (LCR) increased 8 percentage points to 144%, remaining above the 110% Group LCR minimum communicated by FINMA. The increase in LCR was mainly driven by lower net cash outflows primarily related to secured financing transactions, deposits and loans. These effects were partly offset by a reduction in eligible HQLA mainly due to an increase in assets subject to transfer restrictions in the US branches of UBS AG due to regulatory requirements for US liquidity stress testing. p

→   Refer to the “Significant regulated subsidiaries and sub-groups” section in this report starting on page 54 for information on requirements applicable to UBS AG standalone and UBS Switzerland AG standalone

Quarterly |

Liquidity coverage ratio
		Average 2Q18[1]		Average 1Q18[1]		Average 4Q17[1]
CHF billion, except where indicated		Unweighted value	Weighted value[2]	Unweighted value	Weighted value[2]	Unweighted value	Weighted value[2]

High-quality liquid assets
1	High-quality liquid assets	182	181	184	183	186	183

Cash outflows
2	Retail deposits and deposits from small business customers	234	26	231	26	237	26
3	of which: stable deposits	35	1	35	1	35	1
4	of which: less stable deposits	199	25	196	24	201	25
5	Unsecured wholesale funding	183	104	184	106	184	104
6	of which: operational deposits (all counterparties)	40	10	37	9	36	9
7	of which: non-operational deposits (all counterparties)	130	81	134	84	137	84
8	of which: unsecured debt	13	13	13	13	11	11
9	Secured wholesale funding		80		78		79
10	Additional requirements:	85	28	82	26	84	26
11	of which: outflows related to derivatives and other transactions	45	19	42	17	42	17
12	of which: outflows related to loss of funding on debt products[3]	1	1	1	1	0	0
13	of which: committed credit and liquidity facilities	40	9	39	8	42	9
14	Other contractual funding obligations	13	11	12	12	14	13
15	Other contingent funding obligations	252	5	243	5	248	6
16	Total cash outflows		255		252		254

Cash inflows
17	Secured lending	311	86	295	80	293	83
18	Inflows from fully performing exposures	70	32	67	30	64	33
19	Other cash inflows	11	11	7	7	10	10
20	Total cash inflows	393	129	369	118	367	126

			Average 2Q18[1]		Average 1Q18[1]		Average 4Q17[1]
CHF billion, except where indicated			Total adjusted value[4]		Total adjusted value[4]		Total adjusted value[4]

Liquidity coverage ratio
21	High-quality liquid assets		181		183		183
22	Net cash outflows		126		135		128
23	Liquidity coverage ratio (%)		144		136		143

1 Calculated based on an average of 65 data points in the second quarter of 2018, 64 data points in the first quarter of 2018 and 63 data points in the fourth quarter of 2017.    2 Calculated after the application of inflow and outflow rates.    3 Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.    4 Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on Level 2 assets and cash inflows.

p

Section 9  Requirements for global systemically important banks and related indicators

Annual | The Financial Stability Board (FSB) determined that UBS is a global systemically important bank (G-SIB) using an indicator-based methodology adopted by the Basel Committee on Banking Supervision (BCBS). Banks that qualify as G-SIBs are required to disclose the 12 indicators for assessing the systemic importance of G-SIBs as defined by the BCBS. These indicators are used for the G-SIB score calculation and cover the following five categories: size, cross-jurisdictional activity, interconnectedness, substitutability / financial institution infrastructure and complexity.

Based on the published indicators, G-SIBs are subject to additional common equity tier 1 capital buffer requirements in the range of 1.0% to 3.5%. These requirements are being phased in from 1 January 2016 to 31 December 2018 and become fully effective on 1 January 2019. In November 2017, the FSB determined that, based on the year-end 2016 indicators, the requirement for UBS is 1.0%. As our Swiss systemically relevant bank Basel III capital requirements exceed the BCBS requirements, including the G-SIB buffer, UBS is not subject to any additional requirements as a result of the above.

Our G-SIB indicators as of 31 December 2017 were published in July 2018 under “Pillar 3 disclosures” at www.ubs.com/investors. p

Significant regulated subsidiaries and sub-groups

Significant regulated subsidiaries and sub-groups

Section 1  Introduction

The sections below include capital and other regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Limited standalone and UBS Americas Holding LLC consolidated. UBS AG consolidated capital and other regulatory information is provided in the UBS AG second quarter 2018 report, which is available under “Quarterly reporting” at www.ubs.com/investors.

Capital information in this section is based on Pillar 1 capital requirements. Entities may be subject to significant additional Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.

Section 2  UBS AG standalone

Swiss SRB going concern requirements and information

Quarterly | Under Swiss systemically relevant bank (SRB) regulations, article 125 “Reliefs for financial groups and individual institutions” of the Capital Adequacy Ordinance stipulates that the Swiss Financial Market Supervisory Authority (FINMA) may grant, under certain conditions, capital relief to individual institutions to ensure that an individual institution’s compliance with the capital requirements does not lead to a de facto overcapitalization of the group of which it is a part.

FINMA granted relief concerning the regulatory capital requirements of UBS AG on a standalone basis by means of decrees issued on 20 December 2013 and 20 October 2017, the latter effective as of 1 July 2017 and partly replacing the former.

More information is provided in “Section 2 UBS AG standalone”  of the 31 December 2017 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups under “Pillar 3 disclosures”  at www.ubs.com/investors. p

Quarterly |

Swiss SRB going concern requirements and information
As of 30.6.18	Swiss SRB, including transitional arrangements				Swiss SRB after transition
CHF million, except where indicated	RWA		LRD		RWA		LRD

Required going concern capital	in %[1]		in %[1]		in %		in %
Common equity tier 1 capital	10.08	28,623	3.50	21,512	10.08	37,618	3.50	21,512
of which: minimum capital	4.50	12,778	1.50	9,220	4.50	16,793	1.50	9,220
of which: buffer capital	5.50	15,617	2.00	12,293	5.50	20,525	2.00	12,293
of which: countercyclical buffer[2]	0.08	228			0.08	300
Maximum additional tier 1 capital	4.30	12,210	1.50	9,220	4.30	16,047	1.50	9,220
of which: high-trigger loss-absorbing additional tier 1 minimum capital	3.50	9,938	1.50	9,220	3.50	13,062	1.50	9,220
of which: high-trigger loss-absorbing additional tier 1 buffer capital	0.80	2,272			0.80	2,985
Total going concern capital	14.38[3]	40,832	5.00[3]	30,732	14.38[3]	53,665	5.00[3]	30,732

Eligible going concern capital
Common equity tier 1 capital	17.31	49,148	8.00	49,148	13.17	49,148	8.00	49,148
High-trigger loss-absorbing additional tier 1 capital[4]	4.75	13,477	2.19	13,477	1.91	7,138	1.16	7,138
of which: high-trigger loss-absorbing additional tier 1 capital	2.51	7,138	1.16	7,138	1.91	7,138	1.16	7,138
of which: low-trigger loss-absorbing tier 2 capital	2.23	6,339	1.03	6,339
Total going concern capital	22.06	62,625	10.19	62,625	15.08	56,286	9.16	56,286

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		283,948				373,186
Leverage ratio denominator				614,642				614,642

1 By FINMA decree, requirements exceed those based on the transitional arrangements of the Swiss Capital Adequacy Ordinance, i.e., a total going concern capital ratio requirement of 12.86% plus the effect of countercyclical buffer (CCB) requirements of 0.08%, of which 9.46% plus the effect of CCB requirements of 0.08% must be satisfied with CET1 capital, and a total going concern leverage ratio requirement of 4%, of which 2.9% must be satisfied with CET1 capital.    2 Going concern capital ratio requirements as of 30 June 2018 include CCB requirements of 0.08%.    3 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD.    4 Includes outstanding low-trigger loss-absorbing tier 2 capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity.

p

Quarterly |

Swiss SRB going concern information
	Swiss SRB, including transitional arrangements			Swiss SRB after transition
CHF million, except where indicated	30.6.18	31.3.18	31.12.17[1]	30.6.18	31.3.18	31.12.17

Going concern capital
Common equity tier 1 capital	49,148	47,508	48,374	49,148	47,508	48,178
High-trigger loss-absorbing additional tier 1 capital	7,138	6,911	3,666	7,138	6,911	3,666
Total loss-absorbing additional tier 1 capital	7,138	6,911	3,666	7,138	6,911	3,666
Total tier 1 capital	56,286	54,419	52,040	56,286	54,419	51,845
Low-trigger loss-absorbing tier 2 capital[2]	6,339	7,698	7,874
Total tier 2 capital	6,339	7,698	7,874
Total going concern capital	62,625	62,118	59,914	56,286	54,419	51,845

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	283,948	288,194	277,529	373,186	376,042	365,362
of which: direct and indirect investments in Swiss-domiciled subsidiaries[3]	28,646	28,761	28,595	35,808	35,951	35,744
of which: direct and indirect investments in foreign-domiciled subsidiaries[3]	82,076	80,658	80,684	164,153	161,316	161,368
Leverage ratio denominator	614,642	591,413	599,727	614,642	591,413	599,532

Capital ratios (%)
Total going concern capital ratio	22.1	21.6	21.6	15.1	14.5	14.2
of which: CET1 capital ratio	17.3	16.5	17.4	13.2	12.6	13.2

Leverage ratios (%)
Total going concern leverage ratio	10.2	10.5	10.0	9.2	9.2	8.6
of which: CET1 leverage ratio	8.0	8.0	8.1	8.0	8.0	8.0

1 As of 31 December 2017, phase-in deduction applied for the purpose of the CET1 capital calculation was 80%. These effects are fully phased in from 1 January 2018. Prudential filters applied to RWA and LRD are also fully phased in from 1 January 2018. The remaining difference on RWA relates to the treatment of direct and indirect investments.    2 Outstanding low-trigger loss-absorbing tier 2 capital instruments qualify as going concern capital until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and are subject to amortization starting five years prior to their maturity.    3 Carrying value for direct and indirect investments including holding of regulatory capital instruments in Swiss-domiciled subsidiaries (30 June 2018: CHF 14,323 million; 31 March 2018: CHF 14,380 million; 31 December 2017: CHF 14,298 million), and for direct and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries (30 June 2018: CHF 41,038 million; 31 March 2018: CHF 40,329 million; 31 December 2017: CHF 40,342 million), is currently risk weighted at 200%. Risk weights are gradually increased by 5% per year for Swiss-domiciled investments and 20% per year for foreign-domiciled investments starting 1 January 2019 until the fully applied risk weights of 250% and 400%, respectively, are applied.

p

Significant regulated subsidiaries and sub-groups

Leverage ratio information

Quarterly |

Swiss SRB leverage ratio denominator
	LRD (fully applied)			LRD (phase-in)
CHF billion	30.6.18	31.3.18	31.12.17	31.12.17

Leverage ratio denominator
Swiss GAAP total assets	488.5	464.3	477.0	477.0
Difference between Swiss GAAP and IFRS total assets	115.0	107.6	112.6	112.6
Less: derivative exposures and SFTs[1]	(215.7)	(205.3)	(216.0)	(216.0)
On-balance sheet exposures (excluding derivative exposures and SFTs)	387.9	366.6	373.6	373.6
Derivative exposures	97.2	96.6	94.6	94.6
Securities financing transactions	99.0	98.8	101.8	101.8
Off-balance sheet items	32.3	31.3	31.6	31.6
Items deducted from Swiss SRB tier 1 capital	(1.7)	(1.8)	(1.9)	(1.7)
Total exposures (leverage ratio denominator)	614.6	591.4	599.5	599.7

1 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

p

Quarterly |

BCBS Basel III leverage ratio[1]
CHF million, except where indicated	30.6.18	31.3.18	31.12.17	30.9.17
Total tier 1 capital	58,643	56,759	53,223	54,363
Total exposures (leverage ratio denominator)	614,642	591,413	599,727	597,002
BCBS Basel III leverage ratio (%)	9.5	9.6	8.9	9.1

1 Until 31 December 2017, the phase-in deduction applied for the purpose of the CET1 capital calculation was 80%. These effects are fully phased in from 1 January 2018. Associated prudential filters applied to LRD are also fully phased in from 1 January 2018.

p

Liquidity coverage ratio

Quarterly | UBS AG is required to maintain a minimum liquidity coverage ratio of 105% as communicated by FINMA. p

Quarterly |

Liquidity coverage ratio
	Weighted value[1]
CHF billion, except where indicated	Average 2Q18[2]	Average 1Q18[2]	Average 4Q17[2]
High-quality liquid assets	82	85	87
Total net cash outflows	60	67	66
of which: cash outflows	183	180	188
of which: cash inflows	123	113	123
Liquidity coverage ratio (%)	137	127	132

1 Calculated after the application of haircuts and inflow and outflow rates.    2 Calculated based on an average of 65 data points in the second quarter of 2018, 64 data points in the first quarter of 2018 and 63 data points in the fourth quarter of 2017.

p

Section 3  UBS Switzerland AG standalone

Swiss SRB going and gone concern requirements and information

Quarterly | UBS Switzerland AG is considered a systemically relevant bank (SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of 30 June 2018, the transitional going concern capital and leverage ratio requirements for UBS Switzerland AG standalone were 13.40% and 4.0%, respectively. The gone concern requirements under transitional arrangements were 7.65% for the risk-weighted assets (RWA)-based requirement and 2.58% for the leverage ratio denominator (LRD)-based requirement. p

Quarterly |

Swiss SRB going and gone concern requirements and information[1]
As of 30.6.18	Swiss SRB, including transitional arrangements				Swiss SRB as of 1.1.20
CHF million, except where indicated	RWA		LRD		RWA		LRD

Required loss-absorbing capacity	in %[2]		in %		in %		in %
Common equity tier 1 capital	10.00	9,488	2.90	8,817	10.54	10,001	3.50	10,642
of which: minimum capital	5.40	5,124	1.90	5,777	4.50	4,270	1.50	4,561
of which: buffer capital	4.06	3,852	1.00	3,040	5.50	5,219	2.00	6,081
of which: countercyclical buffer[3]	0.54	512			0.54	512
Maximum additional tier 1 capital	3.40	3,226	1.10	3,345	4.30	4,080	1.50	4,561
of which: high-trigger loss-absorbing additional tier 1 minimum capital	2.60	2,467	1.10	3,345	3.50	3,321	1.50	4,561
of which: high-trigger loss-absorbing additional tier 1 buffer capital	0.80	759			0.80	759
Total going concern capital	13.40	12,715	4.00	12,162	14.84[4]	14,081	5.00[4]	15,202
Base gone concern loss-absorbing capacity, including applicable add-ons and rebate	7.65[5]	7,263	2.58[5]	7,844	12.30[6]	11,669	4.30[6]	13,074
Total gone concern loss-absorbing capacity	7.65	7,263	2.58	7,844	12.30	11,669	4.30	13,074
Total loss-absorbing capacity	21.05	19,977	6.58	20,006	27.14	25,750	9.30	28,276

Eligible loss-absorbing capacity
Common equity tier 1 capital	10.61	10,072	3.31	10,072	10.61	10,072	3.31	10,072
High-trigger loss-absorbing additional tier 1 capital	3.16	3,000	0.99	3,000	3.16	3,000	0.99	3,000
of which: high-trigger loss-absorbing additional tier 1 capital	3.16	3,000	0.99	3,000	3.16	3,000	0.99	3,000
Total going concern capital	13.78	13,072	4.30	13,072	13.78	13,072	4.30	13,072
Gone concern loss-absorbing capacity	8.85	8,400	2.76	8,400	8.85	8,400	2.76	8,400
of which: TLAC-eligible debt	8.85	8,400	2.76	8,400	8.85	8,400	2.76	8,400
Total gone concern loss-absorbing capacity	8.85	8,400	2.76	8,400	8.85	8,400	2.76	8,400
Total loss-absorbing capacity	22.63	21,472	7.06	21,472	22.63	21,472	7.06	21,472

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		94,887				94,887
Leverage ratio denominator				304,046				304,046

1 This table includes a rebate equal to 35% of the maximum rebate on the gone concern requirements, which was granted by FINMA and will be phased in until 1 January 2020. Refer to the “Capital management” section of our Annual Report 2017 for more information.    2 The total loss-absorbing capacity ratio requirement of 21.05% is the current requirement based on the transitional rules of the Swiss Capital Adequacy Ordinance including the aforementioned rebate on the gone concern requirements. In addition, FINMA has defined a total capital ratio requirement, which is the sum of 14.4% and the effect of countercyclical buffer (CCB) requirements of 0.54%, of which 10% plus the effect of CCB requirements must be satisfied with CET1 capital. These FINMA requirements will be effective until they are exceeded by the Swiss SRB requirements based on the transitional rules.    3 Going concern capital ratio requirements include CCB requirements of 0.54%.    4 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD.    5 Includes applicable add-ons of 0.72% for RWA and 0.25% for LRD and a rebate of 1.25% for RWA and 0.42% for LRD.    6 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD and a rebate of 2% for RWA and 0.7% for LRD.

p

Significant regulated subsidiaries and sub-groups

Swiss SRB loss-absorbing capacity

Quarterly |

Swiss SRB going and gone concern information
	Swiss SRB, including transitional arrangements			Swiss SRB as of 1.1.20
CHF million, except where indicated	30.6.18	31.3.18	31.12.17	30.6.18	31.3.18	31.12.17

Going concern capital
Common equity tier 1 capital	10,072	10,118	10,160	10,072	10,118	10,160
High-trigger loss-absorbing additional tier 1 capital	3,000	3,000	3,000	3,000	3,000	3,000
Total tier 1 capital	13,072	13,118	13,160	13,072	13,118	13,160
Total going concern capital	13,072	13,118	13,160	13,072	13,118	13,160

Gone concern loss-absorbing capacity
TLAC-eligible debt	8,400	8,400	8,400	8,400	8,400	8,400
Total gone concern loss-absorbing capacity	8,400	8,400	8,400	8,400	8,400	8,400

Total loss-absorbing capacity
Total loss-absorbing capacity	21,472	21,518	21,560	21,472	21,518	21,560

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	94,887	94,311	92,894	94,887	94,311	92,894
Leverage ratio denominator	304,046	301,968	302,987	304,046	301,968	302,987

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	13.8	13.9	14.2	13.8	13.9	14.2
of which: common equity tier 1 capital ratio	10.6	10.7	10.9	10.6	10.7	10.9
Gone concern loss-absorbing capacity ratio	8.9	8.9	9.0	8.9	8.9	9.0
Total loss-absorbing capacity ratio	22.6	22.8	23.2	22.6	22.8	23.2

Leverage ratios (%)
Going concern leverage ratio	4.3	4.3	4.3	4.3	4.3	4.3
of which: common equity tier 1 leverage ratio	3.3	3.4	3.4	3.3	3.4	3.4
Gone concern leverage ratio	2.8	2.8	2.8	2.8	2.8	2.8
Total loss-absorbing capacity leverage ratio	7.1	7.1	7.1	7.1	7.1	7.1

p

Leverage ratio information

Quarterly |

Swiss SRB leverage ratio denominator
	LRD (fully applied)			LRD (phase-in)
CHF billion	30.6.18	31.3.18	31.12.17	31.12.17

Leverage ratio denominator
Swiss GAAP total assets	290.3	289.4	290.3	290.3
Difference between Swiss GAAP and IFRS total assets	1.7	1.5	1.3	1.3
Less: derivative exposures and SFTs[1]	(35.2)	(30.5)	(39.6)	(39.6)
On-balance sheet exposures (excluding derivative exposures and SFTs)	256.9	260.4	252.0	252.0
Derivative exposures	4.6	4.5	4.0	4.0
Securities financing transactions	30.4	25.8	35.3	35.3
Off-balance sheet items	12.7	11.8	12.2	12.2
Items deducted from Swiss SRB tier 1 capital	(0.5)	(0.4)	(0.5)	(0.5)
Total exposures (leverage ratio denominator)	304.0	302.0	303.0	303.0

1 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

p

Quarterly |

BCBS Basel III leverage ratio[1]
CHF million, except where indicated	30.6.18	31.3.18	31.12.17	30.9.17
Total tier 1 capital	13,072	13,118	13,160	12,272
Total exposures (leverage ratio denominator)	304,046	301,968	302,987	305,229
BCBS Basel III leverage ratio (%)	4.3	4.3	4.3	4.0

1 Until 31 December 2017, the phase-in deduction applied for the purpose of the CET1 capital calculation was 80%. These effects are fully phased in from 1 January 2018. Associated prudential filters applied to LRD are also fully phased in from 1 January 2018.

p

Liquidity coverage ratio

Quarterly | UBS Switzerland AG, as a Swiss SRB, is required to maintain a minimum liquidity coverage ratio of 100%. p

Quarterly |

Liquidity coverage ratio
	Weighted value[1]
CHF billion, except where indicated	Average 2Q18[2]	Average 1Q18[2]	Average 4Q17[2]
High-quality liquid assets	69	69	69
Total net cash outflows	54	55	48
of which: cash outflows	88	87	89
of which: cash inflows	34	33	41
Liquidity coverage ratio (%)	128	126	144

1 Calculated after the application of haircuts and inflow and outflow rates.    2 Calculated based on an average of 65 data points in the second quarter of 2018, 64 data points in the first quarter of 2018 and 63 data points in the fourth quarter of 2017.

p

Significant regulated subsidiaries and sub-groups

Capital instruments

Quarterly |

Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.
		Share capital	Additional tier 1 capital
1	Issuer (country of incorporation; if applicable, branch)	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
1a	Instrument number	1	2	3	4
2	Unique identifier (e.g., ISIN)	N/A	N/A	N/A	N/A
3	Governing law(s) of the instrument	Swiss	Swiss	Swiss	Swiss
Regulatory treatment
4	Transitional Basel III rules[1]	CET1 – Going concern capital	Additional tier 1 – Going concern capital
5	Post-transitional Basel III rules[2]	CET1 – Going concern capital	Additional tier 1 – Going concern capital
6	Eligible at solo / group / group and solo	UBS Switzerland AG standalone	UBS Switzerland AG standalone
7	Instrument type	Ordinary shares	Loan[4]
8	Amount recognized in regulatory capital (currency in million, as of most recent reporting date)[1]	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000
9	Outstanding amount (par value, million)	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000
10	Accounting classification[3]	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost
11	Original date of issuance	–	1 April 2015	11 March 2016	18 December 2017
12	Perpetual or dated	–	Perpetual
13	Original maturity date	–	–
14	Issuer call subject to prior supervisory approval	–	Yes
15	Optional call date, subsequent call dates, if applicable, and redemption amount	–	First optional repayment date: 1 April 2020	First optional repayment date: 11 March 2021	First optional repayment date: 18 December 2022
Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon
16	Contingent call dates and redemption amount	–	Early repayment possible due to a tax or regulatory event. Repayment due to tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest

Capital instruments of UBS Switzerland AG – key features (continued)
Coupons / dividend
17	Fixed or floating dividend / coupon	–	Floating
18	Coupon rate and any related index; frequency of payment	–	6-month CHF Libor + 370 bps per annum semiannually	3-month CHF Libor + 459 bps per annum quarterly	3-month CHF Libor + 250 bps per annum quarterly
19	Existence of a dividend stopper	–	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible
24	If convertible, conversion trigger(s)	–	–
25	If convertible, fully or partially	–	–
26	If convertible, conversion rate	–	–
27	If convertible, mandatory or optional conversion	–	–
28	If convertible, specify instrument type convertible into	–	–
29	If convertible, specify issuer of instrument it converts into	–	–
30	Write-down feature	–	Yes
31	If write-down, write-down trigger(s)	–	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG‘s viability.

Subject to applicable conditions

32	If write-down, full or partial	–	Full
33	If write-down, permanent or temporary	–	Permanent
34	If temporary write-down, description of write-up mechanism	–	–
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)

Unless otherwise stated in the Articles of Association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (article 745, Swiss Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, all obligations of UBS Switzerland AG that are unsubordinated or that are subordinated and do not rank junior, such as all classes of share capital, or at par, such as tier 1 instruments

36	Existence of features that prevent full recognition under Basel III	–	–
37	If yes, specify non-compliant features	–	–

1 Based on Swiss SRB (including transitional arrangement) requirements.    2 Based on Swiss SRB requirements applicable as of 1 January 2020.    3 As applied in UBS Switzerland AG‘s financial statements under Swiss GAAP.    4 Loans granted by UBS AG, Switzerland.

p

Significant regulated subsidiaries and sub-groups

Section 4  UBS Limited standalone

Quarterly | The table below includes required information on the regulatory capital components and capital ratios, as well as leverage ratio, of UBS Limited standalone based on the Pillar 1 capital requirements. Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities. p

Quarterly |

Prudential key figures[1]
GBP million, except where indicated		30.6.18	31.3.18	31.12.17[2]
1	Minimum capital requirement (8% of RWA)	927	862	838
2	Eligible capital	3,447	3,427	3,449
3	of which: common equity tier 1 (CET1) capital	2,524	2,521	2,529
4	of which: tier 1 capital	2,759	2,756	2,764
5	Risk-weighted assets	11,593	10,778	10,473
6	CET1 capital ratio in % of RWA	21.8	23.4	24.2
7	Tier 1 capital ratio in % of RWA	23.8	25.6	26.4
8	Total capital ratio in % of RWA	29.7	31.8	32.9
9	Countercyclical buffer (CCB) in % of RWA	0.2	0.1	0.1
10	CET1 capital requirement (including CCB) (%)	6.5	6.5	5.8
11	Tier 1 capital requirement (including CCB) (%)	8.0	8.0	7.3
12	Total capital requirement (including CCB) (%)	10.0	10.0	9.3
13	Basel III leverage ratio (%)[3]	7.6	7.7	7.6
14	Leverage ratio denominator	36,217	35,995	36,409
15	Liquidity coverage ratio (%)[4]	473	473	454
16	Numerator: High-quality liquid assets	5,712	5,744	5,758
17	Denominator: Net cash outflows	1,237	1,269	1,317

1 Based on Directive 2013/36/EU and Regulation 575/2013 (together known as “CRD IV”) and their related technical standards, as implemented in the UK by the Prudential Regulation Authority.    2 Figures as of or for the quarter ended 31 December 2017 have been adjusted for consistency with the full year audited financial statements and / or local regulatory reporting, which were finalized after the publication of the UBS Group Annual Report 2017 and the 31 December 2017 Pillar 3 report on 9 March 2018.    3 On the basis of tier 1 capital.    4 The values represent an average of the month-end balances for the twelve months ending 30 June 2018, 31 March 2018 and 31 December 2017 in line with the European Banking Authority guidelines on the liquidity coverage ratio disclosure (EBA/GL/2017/01). Including PRA Pillar 2 requirements, the equivalent average ratios were 192%, 192% and 187% for 30 June 2018, 31 March 2018 and 31 December 2017, respectively.

p

Section 5  UBS Americas Holding LLC consolidated

Quarterly | The table below includes required information on the regulatory capital components and capital ratios, as well as leverage ratio, of UBS Americas Holding LLC consolidated based on Pillar 1 capital requirements. Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities. p

2018 CCAR results

In June 2018, the Federal Reserve Board released the results of its Comprehensive Capital Analysis and Review (CCAR) and did not object to UBS Americas Holding LLC’s capital plan.

Quarterly |

Prudential key figures[1,2]
USD million, except where indicated		30.6.18	31.3.18	31.12.17[3]
1	Minimum capital requirement (8% of RWA)	4,091	4,039	3,967
2	Eligible capital	13,555	13,048	12,769
3	of which: common equity tier 1 (CET1) capital	10,693	10,188	10,851
4	of which: tier 1 capital	12,834	12,329	12,047
5	Risk-weighted assets	51,136	50,485	49,587
6	CET1 capital ratio in % of RWA	20.9	20.2	21.9
7	Tier 1 capital ratio in % of RWA	25.1	24.4	24.3
8	Total capital ratio in % of RWA	26.5	25.8	25.8
9	Countercyclical buffer (CCB) in % of RWA[4]
10	CET1 capital requirement (including CCB) (%)	6.4	6.4	5.8
11	Tier 1 capital requirement (including CCB) (%)	7.9	7.9	7.3
12	Total capital requirement (including CCB) (%)	9.9	9.9	9.3
13	Basel III leverage ratio (%)[5]	9.9	9.3	8.9
14	Leverage ratio denominator	129,375	132,764	135,718

1 For UBS Americas Holding LLC based on applicable US Basel III rules.    2 There is no local disclosure requirement for liquidity coverage ratio for UBS Americas Holding LLC as of 30 June 2018.    3 Figures as of or for the quarter ended 31 December 2017 have been adjusted for consistency with the full year audited financial statements and / or local regulatory reporting, which were finalized after the publication of the UBS Group Annual Report 2017 and the 31 December 2017 Pillar 3 report on 9 March 2018.    4 Not applicable as the countercyclical buffer requirement applies only to banking organizations subject to the advanced approaches capital rules.    5 On the basis of tier 1 capital.

p

Appendix

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed security

AEI                  automatic exchange of information

AGM               annual general meeting of shareholders

A-IRB              advanced internal
ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Management Committee

AMA               advanced measurement approach

AoA                Articles of Association of UBS Group AG

ASFA               advanced supervisory formula approach

AT1                 additional tier 1

B

BCBS               Basel Committee on
Banking Supervision

BD                   business division

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BVG                Swiss occupational
pension plan

C

CC                   Corporate Center

CCAR              Comprehensive Capital Analysis and Review

CCB                countercyclical buffer

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CDO                collateralized debt
obligation

CDR                constant default rate

CDS                 credit default swap

CEA                 Commodity Exchange Act

CECL               current expected credit loss

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CLN                 credit-linked note

CLO                 collateralized loan obligation

CMBS             commercial mortgage-backed security

COP                close-out period

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CST                 combined stress test

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DOJ                 US Department of Justice

DOL                 US Department of Labor

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EBA                 European Banking Authority

EC                   European Commission

ECAI                external credit assessment institution

ECB                 European Central Bank

ECL                  expected credit losses

EEPE                effective expected positive exposure

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ERISA              Employee Retirement Income Security Act of 1974

ETD                 exchange-traded derivative

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

F

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FDIC                US Federal Deposit Insurance Corporation

FINMA            Swiss Financial Market Supervisory Authority

FINRA              US Financial Industry Regulatory Authority

FMIA               Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading

FMIO               FINMA Ordinance on Financial Market Infrastructure

FRA                 forward rate agreement

FSA                  UK Financial Services Authority

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FTD                  first to default

FTP                  funds transfer price

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 British pound

GEB                 Group Executive Board

GHG               greenhouse gas

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

Group ALM    Group Asset and Liability Management

G-SIB              global systemically important bank

Abbreviations frequently used in our financial reports (continued)

H

HQLA              high-quality liquid assets

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IMA                 internal models approach

IMM                internal model method

IRB                  internal ratings-based

IRC                  incremental risk charge

ISDA                International Swaps and Derivatives Association

K

KPI                   key performance indicator

KRT                 Key Risk Taker

L

LAC                 loss-absorbing capacity

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  Limited liability company

LRD                 leverage ratio denominator

LTV                  loan-to-value

M

MiFID II           Markets in Financial Instruments Directive II

MiFIR              Markets in Financial Instruments associated Regulation

MRT                Material Risk Taker

MTN                medium-term note

N

NAV                net asset value

NII                   net interest income

NPA                 non-prosecution agreement

NRV                 negative replacement value

NSFR               net stable funding ratio

O

OCA                own credit adjustment

OCI                 other comprehensive income

OIS                  overnight index swap

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QRRE              qualifying revolving retail exposures

R

RBA                 ratings-based approach

RBC                 risk-based capital

RLN                 reference-linked note

RMBS              residential mortgage-backed security

RniV                risks-not-in-VaR

RoAE               return on attributed equity

RoE                 return on equity

RoTE               return on tangible equity

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SESTA             Swiss Federal Act on Stock Exchanges and Securities Trading

SESTO             FINMA Ordinance on Stock Exchanges and Securities Trading

SFA                  supervisory formula approach

SFT                  securities financing transaction

SI                     sustainable investing

SICR                significant increase in credit risk

SME                small and medium-sized enterprises

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SSFA                simplified supervisory formula approach

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TRS                  total return swap

TTC                 through the cycle

U

USD                 US dollar

V

VaR                 value-at-risk

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Appendix

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s second quarter 2018 report and its Annual Report 2017, available at www.ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, absolute and percent changes, and adjusted results are calculated on the basis of unrounded figures, with the exception of movement information provided in text that can be derived from figures displayed in the tables, which is calculated on a rounded basis. For prior periods, these values are calculated on the basis of rounded figures displayed in the tables and text.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi _____________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi _____________

Name:  Ella Campi

Title:    Executive Director

Date: August 7, 2018